ASSET PURCHASE AGREEMENT

by and between

REALM THERAPEUTICS, INC.
as Seller and
REALM THERAPEUTICS PLC
as Seller Parent
and
URGO US, INC.
as Buyer

Dated as of February 15, 2019

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5.4	Litigation	16
5.5	Consents	16
5.6	Financing	16
5.7	Steadmed Agreement	16
5.8	Brokers, Etc.	17
Article VI.	COVENANTS PRIOR TO CLOSING	17
6.1	Closing Efforts; Documents	17
6.2	Conduct of the Business	17
6.3	Consents	18
6.4	Notifications	18
6.5	Transition Activities	18
6.6	Further Assurances	18
6.7	Exclusivity	18
6.8	Access	19
Article VII.	CONDITIONS TO CLOSING	19
7.1	Conditions Precedent to Obligations of Buyer and Seller	19
7.2	Conditions Precedent to Buyer's Obligations	19
7.3	Conditions Precedent to Seller's Obligations	19
Article VIII.	ADDITIONAL COVENANTS	20
8.1	Confidentiality; Publicity	20
8.2	Notification of Third Parties	21
8.3	Regulatory Matters	21
8.4	Tax Matters	21
8.5	Consents	23
8.6	No Challenge	23
8.7	Non-Assertion	23
8.8	Performance of Other Agreements; Further Actions	23
8.9	Guaranty	24
Article IX.	TERMINATION AND SURVIVAL	24
9.1	Term; Termination	25
9.2	Procedure and Effect of Termination	25
Article X.	INDEMNIFICATION	26
10.1	Survival of Representations	26
10.2	Indemnification by Seller	26
10.3	Indemnification by Buyer	26
10.4	Calculation of Losses; Treatment of Indemnification Payments	27
10.5	Termination of Indemnification	27
10.6	Procedures	27
10.7	Sole Remedy; No additional Representations	28
10.8	Limitations on Liability	29
10.9	Cooperation	29
10.10	Sources of Payment	29
10.11	Double Recovery	29

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Article XI.	MISCELLANEOUS	29
11.1	Assignment; Binding Effect	29
11.2	Expenses	29
11.3	Notices	30
11.4	Severability	31
11.5	Entire Agreement	31
11.6	No Third Party Beneficiaries	31
11.7	Waiver	31
11.8	Governing Law; Dispute Resolution	31
11.9	Injunctive Relief	32
11.10	Headings	32
11.11	Counterparts	33
11.12	Construction	33

List of Exhibits
Exhibit A – Form of Seller Registration Transfer Letter
Exhibit B – Transition Plan
Exhibit C – Bakhir Notice
Exhibit D – Cantel Notice
Exhibit E – Chemstar Notice

List of Schedules
Schedule 1.1(a) - HAAPIGEN Suppliers
Schedule 1.1(b) - Knowledge
Schedule 1.1(c) - VPS Suppliers
Schedule 2.1(a) - Equipment
Schedule 2.1(b) - Acquired Patents
Schedule 2.1(c) - Purchased Intellectual Property
Schedule 2.1(d) - Program Records
Schedule 2.1(e) - Assigned Contracts
Schedule 2.1(f) - Registrations
Schedule 2.1(g) - Inventory
Schedule 2.1(h) - Other Assets
Schedule 2.1(i) - Excluded Assets
Schedule 2.7 - Consents
Schedule 4.2 - Certain Exceptions to Authorization
Schedule 4.4(a) - Permitted Encumbrances; Exceptions to Title
Schedule 4.5(c)-(d) - Certain Exceptions to Intellectual Property
Schedule 4.5(g) - Payments Due within 180 Days related to Purchased Patents
Schedule 4.7 - Filings and Consents
Schedule 4.12(a)-(b) - Contracts
Schedule 4.12(c) - Other Contracts
Schedule 6.2 - Conduct

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ASSET PURCHASE AGREEMENT
THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of February ___, 2019 (the “Execution Date”), is entered into by and between Realm Therapeutics, Inc., Delaware corporation with its primary offices at 267 Great Valley Parkway, Malvern, Pennsylvania USA (“Seller”), Realm Therapeutics plc, a public limited company incorporated in England and Wales, with its registered address at c/o CMS Cameron McKenna LLP, Cannon Place, 78 Cannon Street, London EC4N 6AF, United Kingdom (“Seller Parent”); and Urgo US, Inc., a Delaware corporation (“Buyer”). Seller and Buyer are sometimes referred to herein, individually, as a “Party” and, collectively, as the “Parties”. All capitalized terms used herein, including in the Exhibits and Schedules hereto, shall have the meanings specified in ARTICLE I or elsewhere in this Agreement, as applicable, unless otherwise specified.

RECITALS
WHEREAS, Seller is engaged in the business of licensing the HOCI solution technology (collectively, the “Business”); and

WHEREAS, Buyer and Seller have agreed that Seller shall sell, transfer and assign all right, title and interest in the Purchased Assets (as defined below) to Buyer, and Buyer shall purchase, accept a transfer and take an assignment of same, each under the terms and conditions of this Agreement;
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants, agreements and provisions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:
Article I.
DEFINITIONS
1.1    Definitions. Except as otherwise expressly provided, capitalized terms used in this Agreement shall have the meanings set forth below:
“Accountants” means Ernst & Young; provided, however, if such firm is unwilling or unable to serve, then Buyer shall deliver to Seller a list of three (3) other accounting firms of national reputation in the United States (excluding Buyer’s regular outside accounting firm), and Seller and Buyer shall mutually agree upon one (1) of such three (3) accounting firms.
“Acquired Patents” has the meaning ascribed to it in Section 2.1(b).
“Action” means any claim, action, suit, arbitration, inquiry, audit, proceeding or investigation by or before any Governmental Authority.
“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, a Person shall be deemed, in any event, to control another Person if it owns or controls, directly or indirectly, more than fifty percent (50%) of the voting equity of the other Person.
“Agreement” has the meaning ascribed to it in the Preamble.
“Asset Acquisition Statement” has the meaning ascribed to it in Section 8.4(d).
“Assigned Contracts” has the meaning ascribed to it in Section 2.1(e).

“Assignment and Assumption Agreement” means the Assignment and Assumption Agreement, dated as of the Closing Date, by and between the Parties and in a form to be negotiated in good faith and mutually agreed by the Parties between the Execution Date and the Closing Date.
“Assignment of Purchased Intellectual Property” means the Assignment of Purchased Intellectual Property, dated as of the Closing Date, by and between the Parties and in a form to be negotiated in good faith and mutually agreed by the Parties between the Execution Date and the Closing Date.
“Assumed Liabilities” has the meaning ascribed to it in Section 2.2.
“Bill of Sale” means the Bill of Sale, dated as of the Closing Date, by and between the Parties and in a form to be negotiated in good faith and mutually agreed by the Parties between the Execution Date and the Closing Date.
“Business” has the meaning ascribed to it in the Recitals.
“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York, United States, are authorized or obligated by Law to be closed.
“Buyer” has the meaning ascribed to it in the Preamble.
“Buyer Confidential Information” has the meaning ascribed to it in Section 8.1(a).
“Buyer Constituent Documents” means Buyer’s Certificate of Incorporation and its By-laws, as is currently in effect.
“Buyer Indemnitees” has the meaning ascribed to it in Section 10.2.
“Buyer Parent” means Laboratoires URGO SAS.
“Cash Purchase Price” has the meaning ascribed to it in Section 2.4(b) .
“Closing” means the closing of the purchase and sale of the Purchased Assets contemplated by this Agreement.
“Closing Date” has the meaning ascribed to it in Section 3.1.
“Code” means the United States Internal Revenue Code of 1986, as amended.
“Confidential Information” means any proprietary or confidential information of either Party disclosed to the other Party pursuant to this Agreement. Confidential Information shall not include information which: (a) is disclosed to the receiving party by a third person who is under no obligation of confidentiality to the disclosing party hereunder with respect to such information and who otherwise has a right to make such disclosure; (b) is or becomes generally known in the public domain through no fault of the receiving party; or (c) is independently developed by the receiving party, as evidenced by the receiving party’s written records, without access to such information.
“Contracts” means any and all or written binding commitments, contracts, purchase orders, leases, licenses, permits, instruments, arrangements, undertakings, practices or other agreements.
“Control” means, with respect to specific Intellectual Property or Registrations, the ability of a Party (collectively with its Affiliate(s)), whether by ownership, license or otherwise, to grant license, sublicense, ownership, use or other rights thereunder to a Third Party, as applicable.

“Copyrights” means copyrights and works of authorship, whether or not copyrightable, and all registrations, applications for registration, and renewals of any of the foregoing.
“Disclosure Schedule” means Schedules 4.1 through 4.14 to this Agreement.
“Effective Time” has the meaning ascribed to it in Section 3.1.
“Encumbrance” means any all claims, security interests, liens, pledges, charges, escrows, options, proxies, rights of first refusal, restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership, preemptive rights, mortgages, hypothecations, prior assignments, title retention agreements, indentures, or security agreements.
“Equitable Exceptions” has the meaning ascribed to it in Section 4.3.
“Excluded Assets” has the meaning ascribed to it in Section 2.1(i).
“Excluded Liabilities” has the meaning ascribed to it in Section 2.3.
“Execution Date” means the date set forth in the Preamble.
“FDA” means the United States Food and Drug Administration, or any successor agency thereto.
“Fundamental Representations” has the meaning ascribed to it in Section 10.1.
“Governmental Authority” means any nation or government, any provincial, state, regional, local or other political subdivision thereof, any supranational organization of sovereign states, and any entity, department, commission, bureau, agency, authority, board, court, official or officer, domestic or foreign, exercising executive, judicial, regulatory or administrative functions of or pertaining to government anywhere in the world.
“HAPPIGEN Suppliers” means those suppliers set forth on Schedule 1.1(a).
“Indebtedness” means all secured and unsecured claims, debts and liabilities in respect of: (a) borrowed money; (b) trade and/or vendor indebtedness for goods delivered and services performed; (c) intercompany indebtedness or claims; (d) indebtedness evidenced by bonds, notes, debentures or similar instruments; (e) capitalized lease obligations; (f) the deferred purchase price of assets, services or securities; (g) conditional sale or other title retention agreements; (h) the factoring or discounting of accounts receivable; (i) swap or hedging agreements or arrangements; (j) reimbursement obligations, whether contingent or matured, with respect to letters of credit, bankers’ acceptances, bank overdrafts, surety bonds, other financial guarantees and interest rate protection agreements (without duplication of other indebtedness supported or guaranteed thereby); (k) interest, premium, penalties and other amounts owing in respect of the items described in the foregoing clauses (a) through (h) after giving effect to the Closing; (l) all Indebtedness of the types referred to in clauses (a) through (b) guaranteed in any manner by the Seller, whether or not any of the foregoing would appear on a consolidated balance sheet prepared in accordance with GAAP; (m) any unfunded pension liabilities; and (n) any so-called “change of control” payments.
“Indemnified Party” has the meaning ascribed to it in Section 10.6(a).
“Indemnifying Party” has the meaning ascribed to it in Section 10.6(a).
“Indemnity Escrow” has the meaning ascribed to it in Section 2.4(c).
“Indemnity Escrow Expiration Date” has the meaning ascribed to it in Section 2.9.
“Indemnity Threshold” has the meaning ascribed to it in Section 10.8(a).

“Intellectual Property” means any and all rights in, arising out of, or associated with any of the following in any jurisdiction throughout the world: (a) Patents; (b) Trademarks; (c) Copyrights; (d) industrial designs, and all Patents, registrations, applications for registration, and renewals thereof; (e) Trade Secrets; and (i) all other intellectual or industrial property and proprietary rights.
“Interim Period” has the meaning ascribed to it in Section 6.7.
“IRS” means the Internal Revenue Service of the United States.
“Knowledge” means, with respect to Seller, the actual knowledge of the Persons set forth on Schedule 1.1(b) after reasonable inquiry.
“Law” means any federal, provincial, state, local or foreign law, statute, ordinance, order, code, permit, license, rule, regulation or other approval promulgated or issued by any Governmental Authority, including material FDA guidances, at any time relating and applicable to the subject item or topic, as well as any judgments, decrees, injunctions or agreements issued or entered into by any Governmental Authority specifically with respect to Seller or any Purchased Assets.
“Liability” means, collectively, any Indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, fees, commitment, obligation or responsibility, including any products liability.
“Losses” means, with respect to any claim or matter, all losses, expenses, Taxes, obligations, damages, fines, fees, penalties, and interest obligations, (including amounts paid in settlement, interest, court costs, costs of investigators, fees and expenses of attorneys, accountants, financial advisors and other experts, and other expenses of litigation).
“Material Adverse Effect” means any effect or change that, individually or in the aggregate, is materially adverse to (i) the Purchased Assets, (ii) the Assumed Liabilities or (iii) the ability of Seller to consummate the transactions contemplated hereby; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (1) general economic or political conditions; (2) conditions generally affecting the wound and skin care industry; (3) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (4) any action required by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of Buyer; (5) any changes in applicable Laws or the enforcement, implementation or interpretation thereof; (6) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of customers, suppliers or others having relationships with the Seller with respect to the Purchased Assets; (7) any natural or man-made disaster or acts of God; or (8) any action or inaction by Buyer’s subsidiary Steadmed Medical, LLC in connection with the certain License and Distribution Agreement effective April 1, 2013, as amended.
“Notice Period” has the meaning ascribed to it in Section 10.6(a).
“Other Agreements” means, collectively, the Assignment of Purchased Intellectual Property, the Bill of Sale, the Assignment and Assumption Agreement and the Registration Power of Attorney.
“Outside Date” has the meaning ascribed to it in Section 9.1(a)(ii).
“Party” or “Parties” has the meaning ascribed to it in the Preamble.
“Patents” means issued patents and patent applications (whether provisional or non-provisional), including divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, extensions, or restorations of any of the foregoing, and other Governmental Authority-issued indicia of invention ownership (including certificates of invention, petty patents, and patent utility models).

“Person” means any individual natural person, corporation, partnership, joint venture, limited liability company, trust or unincorporated organization or Governmental Authority.
“Permitted Encumbrances” means any Encumbrance that (i) is listed in Schedule 4.4(a), (ii) arise out of Taxes not in default and payable without penalty or interest.
“Post-Closing Tax Period” means (a) any Tax period beginning after the Closing Date and (b) the portion of a Straddle Period beginning after the Closing Date.
“Pre-Closing Tax Period” means (a) any Tax period ending on or before the Closing Date and (b) the portion of a Straddle Period ending on (and including) the Closing Date.
“Property Taxes” means all ad valorem, real property, personal property, and all other similar Taxes and obligations, and any penalties, additions to Tax, and interest levied or assessed thereon.
“Proceedings” means any claim, Action, or other proceeding, including product liability claims.
“Purchase Price” has the meaning ascribed to it in Section 2.4(a).
“Purchased Assets” has the meaning ascribed to it in Section 2.1.
“Purchased Intellectual Property” has the meaning ascribed to it in Section 2.1(c).
“Records” means records and information (in paper, electronic or other form) relating to the Purchased Assets.
“Registration Transfer Letters” means the Seller Registration Transfer Letter.
“Registrations” means regulatory approvals and regulatory authorizations.
“Representatives” means, with respect to any Person, the directors, officers, managers, employees, independent contractors, agents or consultants of such Person.
“Seller Account” means the bank account in the United States set forth in Section 11.3.
“Seller Confidential Information” has the meaning ascribed to it in Section 8.1(b).
“Seller Constituent Documents” means Seller’s certificate of incorporation and by-laws, in each case, as is currently in effect.
“Seller Indemnifiable Claims” has the meaning ascribed to it in Section 2.9.
“Seller Indemnitees” has the meaning ascribed to it in Section 10.3.
“Seller Registration Transfer Letter” means a letter issued from the Seller to the FDA documenting the transfer of rights to such Registrations from Seller to Buyer, to the extent transferable, dated as of the Closing Date in the form attached hereto as Exhibit A.
“Seller Parent” has the meaning ascribed to it in the Recitals.
“Seller Taxes” means any Taxes of the Seller and/or any of its Affiliates for any Tax Period, including, without limitation, Taxes allocable to the Seller pursuant to Section 8.4(a) and Section 8.4(b).

“Shareholder Approval” means (i) the approval of the Transactions by Seller Parent, (ii) the approval of the Transactions by the holders of Seller Parent by ordinary resolution in accordance with the requirements of rule 15 of the AIM Rules for Companies, as published by London Stock Exchange plc.
“Statement of Allocation” has the meaning ascribed to it in Section 8.4(d).
“SteadMed Agreement” means the License and Distribution Agreement effective April 1, 2013 between Seller’s predecessor in interest, PuriCore, Inc. and Steadmed Medical, LLC, as amended by the Amendment to License and Distribution Agreement effective March 22, 2016, the Amendment No. 2 to License and Distribution Agreement effective June 23, 2016 and the Amendment No. 3 to License and Distribution Agreement effective September 12, 2016.

“Straddle Period” means a Tax period beginning on or before the Closing Date and ending after the Closing Date.
“Survival Period” has the meaning ascribed to it in Section 10.1.
“Tax” or “Taxes” means any and all taxes, assessments, levies, tariffs, duties or other charges or impositions in the nature of a tax (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) whether disputed or not imposed by any Governmental Authority, including income, estimated income, gross receipts, profits, business, license, occupation, franchise, capital stock, real or personal property, sales, use, transfer, value added, employment or unemployment, social security, disability, alternative or add-on minimum, customs, excise, stamp, environmental, or withholding taxes, and including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any Affiliate or other Person by Law, by Contract (in each case, other than pursuant to Contracts the principal purpose of which does not relate to Taxes).
“Tax Return” means any report, return (including any information return), claim for refund, election, estimated Tax filing or payment, request for extension, document, declaration or other information or filing required to be supplied to any Governmental Authority with respect to Taxes, including attachments thereto and amendments thereof.
“Territory” means all the countries of the world.
“Third Party” means any Person other than Seller or Buyer (or their respective Affiliates).
“Third Party Claim” has the meaning ascribed to it in Section 10.6(a).
“Trademarks” means trademarks, service marks, brands, certification marks, logos, trade dress, trade names, and other similar indicia of source or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications for registration, and renewals of, any of the foregoing.
“Trade Secrets” means trade secrets, know-how, inventions (whether or not patentable), discoveries, improvements, technology, business and technical information, databases, data compilations and collections, tools, methods, processes, techniques, and other confidential and proprietary information and all rights therein.
“Transactions” means the transactions contemplated by this Agreement and the Other Agreements.
“Transfer Taxes” means any and all transfer, documentary, sales, use, gross receipts, stamp, registration, value added, recording, escrow and other similar Taxes and fees (including any penalties and interest) incurred in connection with the Transactions (including recording and escrow fees and any real property or leasehold interest transfer or gains tax and any similar Tax).

“Transition Plan” means the formal plan pursuant to which Seller and Buyer will transfer and/or deliver the physical Purchased Assets from Seller to Buyer attached hereto and incorporated herein as Exhibit B.
“VPS Suppliers” means those suppliers set forth on Schedule 1.1(c).
1.2    Other Definitional Provisions.
(a)    When a reference is made in this Agreement to an Article, Section, Exhibit, Schedule, or Preamble, such reference is to an Article, Section, Exhibit, Schedule, or Preamble of or to this Agreement or the Disclosure Schedule, as applicable, unless otherwise indicated.
(b)    The words “hereof,” “herein,” “hereto” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole, including the Exhibits and Schedules, and not to any particular provision of this Agreement.
(c)    The terms defined in the singular have a comparable meaning when used in the plural, and vice versa.
(d)    Words of one gender include the other gender.
(e)    References to a Person are also to its successors and permitted assigns.
(f)    The term “dollars” and “$” means United States dollars.
(g)    The word “including” means “including without limitation” and the words “include” and “includes” have corresponding meanings.
(h)    The phrase “delivered to Buyer” means delivery to Buyer with respect to any of the Purchased Assets that can be delivered in paper or electronic form, in compliance with Section 3.3 and the Transition Plan, with respect to equipment set forth on Schedule 2.1(a), the physical delivery of such equipment in compliance with the Transition Plan or with respect to any other Purchased Assets that cannot be delivered in either paper or electronic form, the physical delivery of such Purchased Assets in compliance with the Transition Plan.
(i)    References herein to an agreement, law or regulation include such agreement, law or regulation as amended, restated, supplemented, or otherwise modified from time to time unless otherwise specified.
(j)    The phrase “arising after the Effective Time” and phrases of similar import mean “in respect of facts, circumstances or events occurring after the Effective Time” and the phrase “arising prior to the Effective Time” and phrases of similar import mean “in respect of facts, circumstances or events occurring prior to the Effective Time.”
Article II.
PURCHASE AND SALE
2.1    Purchase and Sale of Purchased Assets. On the terms and conditions set forth in this Agreement, at the Effective Time, Seller shall (and shall cause its Affiliates to) sell, transfer, convey, assign and deliver to Buyer and Buyer shall purchase, accept assignment of, take delivery and acquire from Seller, free and clear of all Encumbrances, all of the Seller’s (and its Affiliates’) right, title and interest in, to and under the following assets, properties and rights (collectively, the “Purchased Assets”):
(a)    the equipment and spare parts set forth on Schedule 2.1(a);
(b)    all Patents set forth on Schedule 2.1(b), together with all patent prosecution documents and files relating thereto (collectively, the “Acquired Patents”);

(c)    the Intellectual Property not specifically described in Section 2.1(b) that is set forth on Schedule 2.1(c) (collectively with the Acquired Patents set forth on Section 2.1(b) above, the “Purchased Intellectual Property”);
(d)    copies of the Program Records set forth on Schedule 2.1(d);
(e)    the Contracts set forth on Schedule 2.1(e) (collectively, the “Assigned Contracts”);
(f)    the Registrations in Seller’s possession set forth on Schedule 2.1(f);
(g)    all inventory, finished goods, raw materials, work in progress, and other inventories of the Business set forth on Schedule 2.1(g) (“Inventory”); and
(h)    all other assets not specifically identified above used by Seller in connection with the Business, provided that such assets are in the possession of Seller or its Affiliates;
provided, however, that in no event shall the Purchased Assets include any of the rights, properties or assets specified on Schedule 2.1(i) (each and all such rights, properties and assets being herein referred to as the “Excluded Assets”).
2.2    Assumed Liabilities. On the terms and subject to the conditions hereof and subject to Section 2.3, as of the Effective Time, Buyer shall assume and pay, perform or otherwise discharge, in accordance with their respective terms and subject to the respective conditions thereof, the following liabilities (collectively, the “Assumed Liabilities”):
(a)    any Liability under any Assigned Contract in respect of services rendered, products sold or other events or circumstances occurring or existing after the Effective Time;
(b)    all Liabilities resulting from, relating to, or arising out of tort or other product liability claims with respect to the Purchased Assets or the use thereof to the extent first arising after the Effective Time, it being understood and agreed that Buyer shall remain solely liable for all activities of Steadmed under the Steadmed Agreement in the event and to the extent that Steadmed is liable for such activities pursuant to the terms of such Agreement for any activities arising prior to the Effective Time; and
(c)    all Liabilities arising at or after the Effective Time for Taxes arising out of or relating to, directly, the Purchased Assets, or the ownership, sale or lease of any of the Purchased Assets, except as otherwise excluded pursuant to Section 8.4.
2.3    Excluded Liabilities. Notwithstanding anything to the contrary set forth herein, except as specifically identified in Section 2.2 with respect to the Assumed Liabilities, Seller and/or its Affiliates, as applicable, shall retain and shall be responsible for paying, performing and discharging when due, and Buyer shall not hereby assume or have any responsibility for, any and all Liabilities, contracts, agreements or commitments of the Seller and its Affiliates, whether or not relating to the Purchased Assets (such obligations and liabilities not assumed hereunder, collectively, the “Excluded Liabilities”). Without limiting the generality of the foregoing, the Excluded Liabilities shall include, but not be limited to any liabilities or obligations with respect to (i) the employees and former employees of the Seller, including any liability or obligation arising under any labor or employment contract, agreement or other arrangement (including any bonuses payable to such employees whether earned or unearned and any accrued but unpaid vacation and sick leave of such employees), any liability or obligation arising under any plan or other compensation arrangement of the Seller, including any obligations under any plan with respect to persons who are not employees or former employees of the Seller, including spouses and dependents, (ii) any event, fact, act or omission which occurred, has been done or should have been done by Seller and/or its Affiliates before the Effective Time and (iii) Seller Taxes.

2.4    Purchase Price; Escrow Amount.
(a)    In consideration of the sale, assignment, conveyance, license and delivery of the Purchased Assets under ARTICLE II, Buyer agrees, pursuant to the terms and subject to the conditions hereof, to assume the Assumed Liabilities and pay to Seller, the sum of Ten Million Dollars ($10,000,000.00) (the “Purchase Price”).
(b)    At the Closing, Buyer shall pay to Seller, by wire transfer of immediately available funds in U.S. dollars directly to the Seller Account, an amount equal to (i) the Purchase Price, less (ii) the Indemnity Escrow (as defined below) (the “Cash Purchase Price”).
(c)    At the Closing, Buyer shall retain and hold Two Hundred Fifty Thousand Dollars ($250,000) (the “Indemnity Escrow”), which Indemnity Escrow shall be held and distributed in accordance with the terms and conditions of Section 2.9.
2.5    Remittance. The Cash Purchase Price shall be paid by Buyer or any Affiliate of the Buyer to Seller in accordance with Section 2.4(b) above.
2.6    Risk of Loss. Until the Effective Time, any loss of or damage to the Purchased Assets from fire, flood, casualty or any other occurrence shall be the sole responsibility of the Seller. As of the Effective Time, title to the Purchased Assets shall be transferred to Buyer. As of the Effective Time, Buyer shall bear all risk of loss associated with the Purchased Assets that have been physically transferred to Buyer; provided, however, that Seller shall bear all risk of loss associated with the Purchased Assets that have not been physically transferred to Buyer until such time as such Purchased Assets have been physically transferred to Buyer in accordance with the Transition Plan, and Seller shall be solely responsible for procuring adequate insurance to protect the Purchased Assets against any such loss.
2.7    Consents. As of the Effective Time, and subject to Section 8.5, Seller shall assign to Buyer, and Buyer will assume, the Assigned Contracts to the extent provided in this Agreement, in each case to the extent permitted by, and in accordance with applicable Law. Schedule 2.7 sets forth a complete list of all Assigned Contracts that require Third Party consent prior to assignment.
2.8    Shareholder Consents. Seller Parent shall convene a meeting of its shareholders to approve the Transactions not less than 3 Business Days following the execution of this Agreement and shall, subject to applicable Law, use all reasonable endeavors to procure Shareholder Approval.
2.9    Escrow Release. If no claim for any Losses made or incurred by or asserted against the Buyer Indemnitees directly or indirectly arising out of, related to, caused by, or resulting from indemnifiable claims for a breach by Seller of its representations and warranties under Section 4.4(b) (the “Seller Indemnifiable Claims”) remains then unresolved or in dispute, the remaining Indemnity Escrow shall be released to Seller on the sixth (6th) Business Day following the Closing Date (the “Indemnity Escrow Expiration Date”) and paid to Seller, by wire transfer of immediately available funds in U.S. dollars directly to the Seller Account. To the extent any Seller Indemnifiable Claim remains unresolved or in dispute on the Indemnity Escrow Expiration Date, (i) an amount equal to the estimated Losses with respect to such disputed or unresolved Seller Indemnifiable Claim shall be withheld from the release of the Indemnity Escrow and, together with all income (if any) earned on such withheld amount, shall continue to be held by the Buyer in accordance with this Section 2.9 until such Seller Indemnifiable Claim has been resolved and (ii) an amount equal to the remaining Indemnity Escrow (excluding, for the avoidance of doubt, any portion of the remaining Indemnity Escrow retained pursuant to the immediately preceding clause (i)) plus all income (if any) earned on such net amount, shall be released to Seller within one (1) Business Day following the Indemnity Escrow Expiration Date.
Article III.
CLOSING

3.1    Closing. Except as otherwise agreed by the Parties, the Closing shall be held on the later of (a) the first Business Day following the satisfaction of all conditions to closing under ARTICLE VII or (b) the date on which Shareholder Approval with respect to Seller Parent occurs (the “Closing Date”), which the Parties expect to be no later than March 28, 2019, and the Closing shall be undertaken through the electronic mail exchange of PDF scanned images of the signature pages, followed by original signatures being exchanged by overnight mail or courier, unless the Parties otherwise agree. The Parties will exchange (or cause to be exchanged) at the Closing agreements, instruments, certificates and other documents, and do, or cause to be done, all of the things respectively required of each Party as specified in Section 3.2. The Closing shall be deemed to have occurred at 12:01 a.m. New York time on the Closing Date (the “Effective Time”).
3.2    Transactions at Closing. At the Closing, subject to the terms and conditions hereof:
(a)    Seller’s Actions and Deliveries. Seller shall deliver or cause to be delivered to Buyer:
(i)    executed counterparts of each of the Other Agreements to which it is a party;
(ii)    all such filings and submissions of Seller to the FDA or any other Governmental Authority, duly executed by Seller, as are necessary to transfer the rights to the Registrations from Seller to Buyer, to the extent so transferable, including the Seller Registration Transfer Letter;
(iii)    a certificate of a duly authorized officer of Seller certifying as to the matters set forth in Section 7.2;
(iv)    a purchase order for or, if they have been received by Seller, the spare electrolysis cells described in Section 6.2(c);
(v)    complete and accurate copies of the following documents:
(A)    a complete and accurate copy of the certificate of existence or good standing of Seller from the Secretary of State of the State of Delaware, as of a date reasonably close to the Closing Date;
(B)    a certificate from an authorized officer of Seller (i) as to the incumbency and signatures of its officers who will execute documents at the Closing or who have executed this Agreement and (ii) certifying minutes or resolutions of the Board of Directors of Seller reflecting the authorization of the execution and delivery by Seller of this Agreement and all instruments and documents to be delivered by Seller in connection herewith, and the consummation by Seller of the Transactions; and
(C)    a duly executed notice by Prof. Vitold Bakhir attached hereto and incorporated herein as Exhibit C;
(vi)    Seller Parent shall deliver to Buyer a certified copy of the resolution constituting Shareholder Approval;
(vii)    a duly executed certificate of the Seller in accordance with Treasury Regulations Section 1.1445-2(b)(2) and in form reasonably acceptable to Buyer, certifying that such Seller is not a foreign person;
and
(viii)    such other documents and instruments as may be reasonably necessary to effect or evidence the Transactions.
(b)    Buyer’s Actions and Deliveries. Buyer shall deliver or cause to be delivered to Seller:
(i)    such amount representing the Cash Purchase Price owing by Buyer to Seller;
(ii)    executed counterparts of each of the Other Agreements to which it is a party;

(iii)    all such filings and submissions of Buyer to the FDA, duly executed by Buyer, as are necessary in connection with the transfer of the rights to the Registrations from Seller to Buyer, to the extent so transferable,
(iv)    a certificate of a duly authorized officer of Buyer certifying as to the matters set forth in Sections 7.3(a) and (b);
(v)    a complete and accurate copy of the certificate of existence or good standing of Buyer from the Secretary of State of the State of Delaware, as of a date reasonably close to the Closing Date; and
(vi)    such other documents and instruments as may be reasonably necessary to effect or evidence the Transactions.
3.3    Transfer of Purchased Assets.
(a)    On the Closing Date or, to the extent set forth in the Transition Plan, Seller shall make available to the Buyer for Buyer’s receipt (i) via electronic media, the Purchased Assets that can be transferred via electronic media, and (ii) at Seller’s principal place of business the Purchased Assets that cannot be transferred via electronic media, including, without limitation, all documentation that constitutes a Purchased Asset.
(b)    While title to the Purchased Assets will pass to Buyer at the Effective Time, the physical transfer of the Purchased Assets has or will take place as set forth in the Transition Plan, except to the extent otherwise agreed by the Parties.
(c)    Buyer will be responsible for engaging (at Buyer’s sole cost and expense) competent Third Party logistic providers in connection with the physical transfer of the Purchased Assets previously agreed to by the Buyer (including compliance costs associated with any export control Laws and any required authorizations of a Governmental Authority) to Buyer’s chosen destination as set forth in the Transition Plan. Buyer will also be responsible for all fees related to the recordation and perfection of the assignment of the Purchased Intellectual Property as contemplated hereby, including all costs and fees imposed by Governmental Authorities, including filing, legalization and recordation fees in connection with the Assignment of Purchased Intellectual Property. Each Party shall be responsible for its own ministerial cost associated with the assignment of the Purchased Intellectual Property, such as postage and courier costs. Seller shall be responsible for all of its costs and fees (if any) related to its Registration Transfer Letter.
(d)    Each Party shall perform its respective obligations in the manner and within the time frames set forth in the Transition Plan.
Article IV.
REPRESENTATIONS AND WARRANTIES OF SELLER
Except as set forth in the applicable Disclosure Schedules, which shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this ARTICLE IV, Seller hereby represents and warrants to Buyer both as of the Execution Date and the Closing Date as follows:
4.1    Organization. Seller is a Delaware corporation, duly organized and validly existing under the laws of the State of Delaware. Seller has all requisite power and authority to own, lease and operate, as applicable, the Purchased Assets.
4.2    Due Authorization. Seller has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and the Other Agreements, and the execution and delivery of this Agreement and the Other Agreements and the performance of all of its obligations hereunder and thereunder have been duly authorized by Seller and, to the extent required by applicable Law, contract or otherwise, will be duly authorized by Seller stockholders and, to the extent required by applicable Law, contract or otherwise, by Seller Parent stockholders prior to Closing.

4.3    No Conflicts; Enforceability. The execution, delivery and performance of this Agreement and the Other Agreements by Seller (a) are not prohibited or limited by, and will not result in the breach of or a default under, any provision of the Seller Constituent Documents, (b) assuming the Shareholder Approvals, and all of the consents, approvals, authorizations and permits described in Section 4.7 have been obtained and all the filings and notifications described in Section 4.7 have been made and any waiting periods thereunder have terminated or expired, will not conflict with any Law applicable to Seller, and (c) does not conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any agreement or instrument binding on Seller or any applicable order, writ, injunction or decree of any court or Governmental Authority to which Seller is a party or by which Seller is bound or to which any of its assets is subject. This Agreement and the Other Agreements have been duly executed and delivered by Seller, and constitute the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, except as enforceability may be limited or affected by applicable bankruptcy, insolvency, moratorium, reorganization or other laws of general application relating to or affecting creditors’ rights, generally (the “Equitable Exceptions”).
4.4    Title, Condition and Sufficiency of Purchased Assets. Except as set forth on Schedule 4.4(a), Seller has (and, upon the consummation of the Transactions, Buyer will have) good, valid and marketable title to the Purchased Assets, in each case free and clear of all Encumbrances other than Permitted Encumbrances.
(a)    All the equipment set forth on Schedule 2.1(a), that is located at Seller’s facility at 267 Great Valley Parkway, Malvern PA 19355 is in good operating condition and repair (ordinary wear and tear excepted.
(b)    The Purchased Assets constitute all tangible and intangible assets and rights necessary to operate the Business in a manner consistent with the manner in which such Business has been conducted by the Seller during the previous twelve (12) months, it being understood that (i) the Seller has never used any of the Equipment located at Seller’s facility at 267 Great Valley Parkway, Malvern PA 19355 for the purpose of manufacturing the Vashe product and makes no representation (express or implied) with respect to the use of such Equipment to manufacture the Vashe product; and (ii) Seller makes no representation or warranty (express or implied) with respect to the activities of any of its licensees under the Assigned Contracts. Except as set forth on Schedule 4.4(b), no Person other than the Seller owns any equipment or other tangible or intangible assets or properties necessary to operate the Business in a manner consistent with the manner in which such Business has been conducted by the Seller during the previous twelve (12) months, except for items leased pursuant to an Assigned Contract.
4.5    Intellectual Property.
(a)     (i) To Seller’s Knowledge, there are no issued Patents that are part of Purchased Intellectual Property that are invalid or unenforceable; (ii) except as provided on Schedule 2.1(b), there are no patent applications included in the Purchased Intellectual Property that have not been duly filed; and (iii) the duty of disclosure under 37 CFR 1.56 has been fulfilled with respect to any granted United States Patent included in Purchased Intellectual Property.
(b)    To the Seller’s Knowledge, there are no claims, judgments or settlements against Seller or its Affiliates pending or, to Seller’s Knowledge, threatened, that invalidate or seek to invalidate any of the Purchased Intellectual Property. There is no litigation pending or, to Seller’s Knowledge, threatened against Seller or any Affiliate of Seller that alleges that any of Seller’s activities relating to the Purchased Assets (including their use) have violated any of the Intellectual Property rights of any Third Party (nor, to Seller’s Knowledge, is there any threatened with respect to such activities). To Seller’s Knowledge, there is no unauthorized use infringement or misappropriation of any of the Purchased Intellectual Property by any Third Party. Seller has not sent any Person any claim, demand or notice asserting infringement of any Purchased Intellectual Property.

(c)    Except as provided on Schedule 4.5(c), neither Seller nor any of its Affiliates has previously assigned, transferred, conveyed or otherwise encumbered its right, title and interest in the Purchased Intellectual Property in a manner inconsistent with the terms hereof. There is no agreement to which Seller or any of its Affiliates is a party and by which it is or they are bound that would conflict with or be breached by the consummation of the Transactions as set forth herein. Except as provided on Schedule 4.5(c), no royalties or other fees are payable by Seller for the use of or right to use any Purchased Intellectual Property.
(d)    Except as set forth on Schedule 4.5(d), Seller (i) is the sole and exclusive owner, and owner of record, in all applicable Patent, Trademark and Copyright offices, of all right, title and interest to the Purchased Intellectual Property and no other Person has any claim of ownership with respect to the Purchased Intellectual Property and (ii) owns and has the right to use, enjoy and exploit for its benefit, or is validly licensed or otherwise has the valid and enforceable right to use, enjoy and exploit for its benefit free and clear of all Encumbrances, all Purchased Intellectual Property.
(e)    Seller has obtained, as needed, the assignment of all interests and all rights of any and all Third Parties (including current or former Affiliates, partners, directors, shareholders, officers and employees) involved in the creation of the Purchased Intellectual Property, and no such Third Party will, after giving effect to the Transactions retain any rights to use Purchased Intellectual Property.
(f)    Seller has no Knowledge of any use, infringement or misappropriation of the Purchased Intellectual Property in derogation of the sale of the Purchased Intellectual Property to Buyer hereunder.
(g)    All issuance, renewal, maintenance and other payments that are or have become due with respect to the Purchased Intellectual Property have been timely paid by or on behalf of Seller, and Schedule 4.5(g) sets forth all such payments (to be considered reasonable estimates) that are due within one hundred eighty (180) days after the Execution Date.
(h)    Seller has not received any notice of and Seller has no Knowledge of any declared or threatened inventorship challenges or interferences with respect to any Purchased Intellectual Property. There are no settlements, forbearances to sue, consents, judgments or similar obligations which (i) restrict any of Seller’s rights to use, enjoy or exploit any Purchased Intellectual Property, (ii) except as provided on Schedule 4.5(c), restrict any of Seller’s business in order to accommodate a Third Party’s rights with respect to any Purchased Intellectual Property or (iii) except as provided on Schedule 4.5(c), permit Third Parties to use any Purchased Intellectual Property owned or controlled by Seller.
(i)    The consummation of the Transactions will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, Seller’s right to own, use, or hold for use any of the Purchased Intellectual Property as owned, used or held for use (including for defensive purposes) in the conduct of the Business as currently conducted. Neither this Agreement nor the Transactions, will result in (i) Seller being required to procure or attempt to procure for Buyer or any of its Affiliates a license grant or covenant not to assert under any Assigned Contract or (ii) Seller or Buyer or any of their respective Affiliates granting to any Third Party any incremental right to or with respect to any Purchased Intellectual Property owned by, or licensed to, any of them.
(j)    The Seller has taken reasonable administrative, procedural, and technical measures to maintain the confidentiality of, and otherwise protect and enforce its rights in any Purchased Intellectual Property. The Seller has not taken or failed to take any action that would preclude or hinder the protection or enforcement of the Seller’s rights in any of the Purchased Intellectual Property.
4.6    Litigation. There is no claim, Action, or Proceeding, including product liability claims pending or, to Seller’s Knowledge, threatened, and there is no claim, governmental investigation or administrative Action pending or, to Seller’s Knowledge threatened, as to Seller or any Third Party related to the Purchased Assets or the Transactions, which would reasonably be expected to prevent the consummation by Seller of the Transactions.

4.7    Consents. Except for all of the filings and other actions contemplated set forth on Schedule 4.7 (including the filings contemplated by Sections 3.2(a)(ii) and 3.2(b)(iii)) and the Shareholder Approval, no notice to, filing with, authorization of, exemption by, or consent of, any Person, including any Governmental Authority or Seller shareholder, is required by Seller for Seller to consummate the Transactions.
4.8    Taxes.
(a)    The Seller has timely and correctly filed all Tax Returns required to have been filed with respect to the Purchased Assets taking into account applicable extensions. All Taxes due and owing by the Seller with respect to the Purchased Assets (whether or not shown on any Tax Return) have been timely paid. The Seller is not currently the beneficiary of any extension of time within which to file any Tax Return nor has any such extension been requested. There are no Encumbrances for Seller Taxes (other than Taxes not yet due and payable or being contested in good faith (all of which contests are described on Schedule 4.8(a)). The Seller has withheld all Taxes required to have been withheld in connection with amounts paid or owing to any employee, independent contractor, creditor, member, stockholder or other Third Party, and all Forms W-2 and 1099 required to have been filed with respect thereto have been properly completed and timely filed; and to the extent required by applicable Law, Seller has timely remitted such withheld Taxes to the applicable Taxing authority.
(b)    There is no material dispute or claim concerning any Tax liability of the Seller claimed or raised by any authority in writing. No claim has ever been made by an authority in a jurisdiction where the Seller does not file Tax Returns that the Seller is or may be subject to taxation by that jurisdiction.
(c)    There are no pending or threatened audits, assessments or other actions for or relating to any liability in respect of Taxes of the Seller related to the Purchased Assets.
(d)    The Seller is not a party to any Tax allocation or Tax sharing agreement or any similar agreement the principal purpose of which relates to Taxes. The Seller (i) has not been a member of an Affiliated Group (as defined in the Code) filing a consolidated federal income Tax Return or a combined, affiliated, aggregate, or unitary group (other than a group the common parent of which was the Seller) and (ii) does not have any liability for the Taxes of any Person (other than the Seller) under Treasury Regulation Section 1.1502-6 (or any similar provision of applicable Law), as a transferee or successor, by contract, or otherwise (in each case, other than pursuant to Contracts the principal purpose of which does not relate to Taxes)
(e)    The Seller has not distributed stock of another Person, or had its stock or equity interests distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.
(f)    The Seller is not and has not been a party to any “reportable transaction” or “listed transaction” as defined in Code Section 6707A(c)(2) and Treasury Regulation Section 1.6011-4(b)(2).
(g)    The Seller is a “United States Person” within the meaning of Section 7701(a)(30) of the Code and is an exempt recipient under Treasury Regulation Section 1.6049-4(c)(1)(ii).
(h)    The Transactions do not constitute a transfer of fifty one percent (51%) or more of any stock of goods, wares, or merchandise of any kind, fixtures, machinery, equipment, buildings, or real estate within the meaning of 72 P.S. §§ 1403, 7240, and 7321.1, and related statutes.

4.9    Compliance with Laws. Seller is in compliance in all material respects with all applicable Laws related to its activities concerning the Purchased Assets; and the Registrations are currently in good standing with the FDA, if applicable.
4.10    Regulatory Matters.
(a)    The Seller is the sole and exclusive owner of the Registrations set forth in Schedule 2.1(f).
(b)    Seller has not received any notice of Proceedings from a Governmental Authority alleging that any of the Purchased Assets or the ownership, operation, or use thereof is in material violation of any applicable Law.
4.11    Registrations. Seller has delivered or made available to Buyer (by physical inspection, deposit into the online, shared files and/or information portal maintained by Buyer in connection with the Transactions) true, correct and complete copies of each Registration.
4.12    Contracts.
(a)    Schedule 2.1(e) sets forth a true and complete list of all Assigned Contracts (and all amendments thereto). All Assigned Contracts are valid and are in full force and effect and constitute legal, valid and binding obligations of the Seller and, to the Knowledge of the Seller of the other parties thereto, and, assuming the other parties thereto have validly authorized, executed and delivered such Assigned Contracts, are enforceable in accordance with their respective terms subject to the Equitable Exceptions. The Seller has no Knowledge of any notice or threat to terminate, cease performance of, or amend in a manner adverse to the Seller any such Assigned Contracts. The Seller is not in breach of or default under any such Assigned Contract, and, to the Seller’s Knowledge, each other party to the Assigned Contracts has performed all material obligations required by the Seller to be performed by it to date under, and is not in default or delinquent in performance, status or any other respect (claimed or actual) in connection with, the Assigned Contracts, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default. No condition or event or fact exists which, with notice, lapse of time or both, could constitute a breach or default thereunder on the part of the Seller under any such Assigned Contract. On the Closing Date, true and complete copies of all Assigned Contracts will have been delivered to Buyer, either physically or electronically.
(b)    Except as set forth in Schedule 4.12(b), the Seller is not a party nor subject to or bound by the following Contracts related to the Purchased Assets:
(i)    any purchase orders outstanding except the purchase order related to the spare VPS electrolytic cells;
(ii)    any vendor, supply or customer Contract, other than the supply agreement in connection with the spare VPS electrolytic cells;
(iii)    any Contract containing covenants limiting in any respect the freedom of the Seller to compete in any line of business or with any Person or entity or engaging in any particular business activities;
(iv)    any Contract relating to the licensing, distribution, development, purchase or sale of any of the Purchased Intellectual Property owned or used by the Seller in its business;
(v)    any joint venture, partnership, manufacturer, development or supply Contract or Contract which involves a sharing of revenues, profits, losses, costs or liabilities by or of the Seller with any other Person;
(vi)    any acquisition, merger or similar Contract with respect to the acquisition of the assets or business of any other Person;

(vii)    any Contract whereby the Seller sold, assigned, transferred, leased or licensed or otherwise encumbered all or any material portion of its tangible assets, except in the ordinary course of business; or
(viii)    any adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law.
(c)    Other than the Assigned Contracts, Seller is not a party to any other Contracts related to the Business or the Purchased Assets.
4.13    Brokers, Etc. No broker, investment banker, agent, finder or other intermediary acting on behalf of Seller or under the authority of Seller is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee directly or indirectly in connection with any of the Transactions.
4.14    Solvency.
(a)    The Seller is not now insolvent and will not be rendered insolvent by any of the Transactions. As used in this section, “insolvent” means that the sum of the debts and other probable liabilities of the Seller exceeds the present fair saleable value of the Seller’s assets.
(b)    Immediately after giving effect to the consummation of the Transactions, the Seller: (i) will be able to pay its liabilities as they become due in the usual course of its business; (ii) will not have unreasonably small capital with which to conduct its present or proposed business; (iii) will have assets (calculated at fair market value) that exceed its liabilities; and (iv) will be able to satisfy any such judgments and other obligations of the Seller (taking into account all pending and threatened litigation and final judgments against the Seller in actions for money damages that have been or are reasonably anticipated to be rendered) promptly in accordance with their terms (taking into account the maximum probable amount of such judgments in any such actions and the earliest reasonable time at which such judgments might be rendered). The cash available to the Seller, after taking into account all other anticipated uses of the cash, will be sufficient to pay all such debts and judgments promptly in accordance with their terms.
4.15    [Reserved].
4.16    Disclosure. No representation or warranty by the Seller contained in this Agreement and no statement of fact contained in certificates or other documents to be furnished by the Seller to the Buyer or any of its representatives pursuant to the provisions hereof contains any untrue statement of material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading. Without limiting the generality of the foregoing, Seller has not knowingly or intentionally concealed from Buyer any information relating to the Purchased Assets (or their use) which would be material to Buyer’s decision to enter into this Agreement.
Article V.
REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer represents and warrants to Seller both as of the Execution Date and the Closing Date as follows:
5.1    Organization. Buyer is a corporation duly organized and validly existing and in good standing under the laws of the state of Delaware. Buyer has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.
5.2    Due Authorization. Buyer has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and the Other Agreements, and the execution and delivery of this Agreement and the Other Agreements and the performance of all of its obligations hereunder and thereunder have been duly authorized by Buyer and, to the extent required by Law, contract or otherwise, its stockholders.

5.3    No Conflicts; Enforceability. The execution, delivery and performance of this Agreement and the Other Agreements by Buyer (a) are not prohibited or limited by, and will not result in the breach of or a default under, any provision of the Buyer Constituent Documents, (b) assuming all of the consents, approvals, authorizations and permits described in Section 5.5 have been obtained and all the filings and notifications described in Section 5.5 have been made and any waiting periods thereunder have terminated or expired, do not conflict with any Law applicable to Buyer and (c) do not conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any agreement or instrument binding on Buyer or any applicable order, writ, injunction or decree of any court or Governmental Authority to which Buyer is a party or by which Buyer is bound or to which any of its assets is subject, except for such prohibition, limitation, default, notice, filing, permit, authorization, consent, approval, conflict, breach or default which would not prevent or delay consummation by Buyer of the Transactions. This Agreement and the Other Agreements have been duly executed and delivered by Buyer, and constitute the legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, except as enforceability may be limited or affected by the Equitable Exceptions.
5.4    Litigation. There is no Action pending or, to Buyer’s knowledge, threatened against Buyer that would reasonably be expected to prevent or delay the consummation of the Transactions.
5.5    Consents. Except for the filings contemplated by Sections 3.2(a)(ii) and 3.2(b)(iii), and as may be necessary as a result of any facts or circumstances relating solely to Seller, no notice to, filing with, authorization of, exemption by, or consent of, any Person, including any Governmental Authority, is required for Buyer to consummate the Transactions, except where the failure to make such filings or notifications, or obtain such consents, approvals, authorizations or permits, would not, individually or in the aggregate, prevent or delay the consummation by Buyer of the Transactions.
5.6    Financing. Buyer has, as of the Effective Date and at the Closing will have, sufficient immediately available funds, to consummate the Transactions on the terms and conditions set forth herein. Buyer Parent will transfer to Buyer’s cash account an amount equal to the Purchase Price prior to the Effective Date and Buyer hereby agrees that it will maintain such funds in such bank account until payment of Purchase Price has been made to Seller in accordance with the terms of this Agreement. Upon the consummation of the Transactions, (a) Buyer will not be insolvent, (b) Buyer will not have incurred debts beyond its ability to pay such debts as they mature and (c) the capital of Buyer will not be impaired in any manner that would prevent or prohibit the consummation of the Transaction by Buyer.
5.7    Steadmed Agreement. Buyer is not aware, after reasonable inquiry, of any circumstances regarding the activities of its subsidiary Steadmed Medical, LLC in connection with the certain License and Distribution Agreement effective April 1, 2013, as amended, that would cause the representations and warranties of Seller set forth in Section 4.3, 4.4(a), 4.5, 4.6, 4.9, 4.10(b) or 4.12(a) to be inaccurate
5.8    Brokers, Etc. No broker, investment banker, agent, finder or other intermediary acting on behalf of Buyer or under the authority of Buyer is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee directly or indirectly in connection with any of the Transactions.
Article VI.
COVENANTS PRIOR TO CLOSING
6.1    Closing Efforts; Documents.
(a)    Each of the Parties shall use its commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable to consummate the Transactions as soon as reasonably practicable, and in any event with the goal of Closing on or before March 28, 2019 including using its commercially reasonable efforts (i) to satisfy or cause to be satisfied all the conditions precedent that are set forth in ARTICLE VII

(including delivery of the items set forth in ARTICLE III), as applicable to each of them, and (ii) to take, or cause to be taken, all reasonable and appropriate action, and to do, or cause to be done, all things reasonable, necessary, proper or advisable in compliance with applicable Laws to cause the Transactions to be consummated. Without limiting the generality of the foregoing, Seller shall use its commercially reasonable efforts to remit payment and settle claims of vendors and other Third Parties (where Seller is directly liable to such vendors and other Third Parties for such payment) as such payments become due and to obtain all consents and authorizations of Third Parties and to make all filings with, and give all notices to, Third Parties that may be necessary or reasonably required on its part in order to consummate the Transactions provided that Buyer shall bear its own costs in complying with this Section 6.1(a).
(b)    Subject to Section 3.3, each of Buyer and Seller shall, and shall cause its respective Affiliates to, at the request of such other Party, take all actions such other Party may reasonably request to transfer and accept any Registrations or Purchased Assets in connection with the consummation of the Transactions.
(c)    Each of Buyer and Seller shall, and shall cause its respective Affiliates to, at the request of the other Party, execute and deliver to such other Party all such further instruments, assignments, assurances and other documents as such other Party may reasonably request in connection with the consummation of the Transactions.
6.2    Conduct of the Business in relation to the Purchased Assets.
(a)    Between the Execution Date and the Closing Date, except as otherwise set forth on Schedule 6.2 or consented to in writing by Buyer, Seller shall: (i) preserve in all material respects the Registrations, (ii) not enter into any amendments to, terminate, or otherwise modify the Assigned Contracts, and (iii) not enter into any Contracts relating to any Purchased Asset.
(b)    Between the Execution Date and the Closing Date, except as set forth on Schedule 6.2, or as consented to in writing by Buyer, Seller shall not: (i) settle or compromise any claims of Seller (to the extent relating to Purchased Assets or Assumed Liabilities) or agree to any such settlement or compromise; or (ii) sell, lease, license or encumber or otherwise voluntarily dispose of, or agree to sell, lease, license, encumber or otherwise dispose of, any of the Purchased Assets.
(c)    The Seller has placed order to purchase: one (1) set of spare electrolysis cells for each of the two (2) VPS machines located at Biomed for a total of four (4) spare electrolysis cells. Seller shall use commercially reasonable efforts to obtain delivery of these cells, but for the avoidance of doubt, delivery of such cells shall not be a condition of Closing.
(d)    At the Closing Date or as provided for in the Transition Plan, Seller shall use commercially reasonable efforts to coordinate an introduction between one or more representatives of Buyer and (i) Professor Vitold M. Bakhir (ii) the VPS Suppliers and (iii) the HAAPIGEN Suppliers.
(e)    At the Closing Date, Seller shall provide Buyer with a history of its purchases of the VPS equipment and the HAAPIGEN equipment during the three (3) year period prior to the Execution Date.
(f)    At the Closing Date or as provided in the Transition Plan, Seller shall use commercially reasonable efforts to facilitate the transfer of the contacts from Seller or any of its Affiliates to Buyer with respect to any contacts agreed by the Parties.
(g)    Between the Execution Date and the Closing Date, Seller shall pay all required maintenance fees related to any of the Purchased Intellectual Property to the extent such fees become due prior to the Closing Date.
6.3    Consents. Seller shall obtain all Third Party consents, in accordance with its obligations under Section 2.7, required to effect the assignment of the Assigned Contracts to Buyer.

6.4    Notifications. Between the Execution Date and the Closing Date:
(a)    Seller, on the one hand, and Buyer, on the other hand, shall promptly notify the other Party in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in ARTICLE III or ARTICLE VII becoming incapable of being satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.4(a) shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice; and
(b)    Seller shall give prompt notice to Buyer of (i) the existence, occurrence or non-occurrence of any fact, condition, matter, circumstance, claim or event the existence, occurrence or non-occurrence of which would cause the representations or warranties of Seller contained in ARTICLE IV to be untrue or inaccurate in any material respect at or prior to the Effective Time, (ii) any material failure of Seller to perform, comply with or satisfy any covenant, condition or agreement to be performed, complied with or satisfied by it hereunder or under any Other Agreements and (iii) any fact, circumstance, event or action the existence, occurrence or taking of which has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(c)    Buyer shall give prompt notice to Seller of (i) the existence, occurrence or non-occurrence of any fact, condition, matter, circumstance, claim or event, the existence, occurrence or non-occurrence of which would cause the representations or warranties of Buyer contained in ARTICLE V to be untrue or inaccurate in any material respect at or prior to the Effective Time and (ii) any material failure of Buyer to perform, comply with or satisfy any covenant, condition or agreement to be performed, complied with or satisfied by it hereunder or under any Other Agreements.
6.5    Transition Activities. Without limiting the obligations of the Parties under Section 6.1, the Parties agree to promptly negotiate in good faith and, at the Closing, enter into: an Assignment and Assumption Agreement, an Assignment of Purchased Intellectual Property and a Bill of Sale.
6.6    Further Assurances. Each of Buyer and Seller shall, and shall cause its respective Affiliates to, at the request of the other Party, execute and deliver to such other Party all such further instruments, assignments, assurances and other documents as such other Party may reasonably request in connection with the carrying out of this Agreement and the Transactions.
6.7    Exclusivity. During the period commencing on the Execution Date and ending on the earlier to occur of the Closing Date or the termination of this Agreement in accordance with Article IX below (the “Interim Period”), none of the Seller or any of its Affiliates will, directly or indirectly, through any Affiliate or Representative or otherwise, continue, solicit, entertain, initiate or participate in or encourage discussions or negotiations with, or the submission of bids, offers or proposals by, any Person with respect to, whether directly or indirectly, an acquisition of the Purchased Assets and shall notify the Buyer immediately if any such bids, offers or proposals are received, or any such negotiations or discussions are sought and, if presented, the material terms thereof. In addition, during the Interim Period, except as required by applicable Law, none of the Seller nor any of its Affiliates will, directly or indirectly, through any Affiliate or Representative or otherwise disclose any information not customarily disclosed to any Person (other than the Buyer) concerning the Purchased Assets. It is acknowledged by Buyer that Seller and Seller’s Parent are involved in a formal sale process which excludes the Purchased Assets but which will include the proceeds arising from the Transaction contemplated herein and nothing in this provision will prohibit Seller from continuing those efforts or granting access to any and all of Seller’s records (excluding any Buyer Confidential Information but specifically including this Agreement), at Seller’s sole discretion.
6.8    Access. It is acknowledged that Seller has previously granted extensive access to Buyer in relation to its employees and the Purchased Assets and related records. During the Interim Period, the Seller shall give the Buyer and its Representatives limited access to all employees, personnel, agents, Affiliates, Purchased Assets, facilities, books and records, operating instructions and procedures, , and all other information of the Seller in each case only in relation to the Purchased Assets so as to afford the Buyer opportunity to make such review, examination and investigation of the Purchased Assets and related records as the Buyer may from time to time reasonably request; provided, that any such access shall be conducted at reasonable times and in such a manner as to not interfere with the activities of the Seller.
Article VII.
CONDITIONS TO CLOSING
7.1    Conditions Precedent to Obligations of Buyer and Seller. The respective obligations of Buyer and Seller to consummate the Transactions on the Closing Date are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:
(a)    Injunction. No preliminary or permanent injunction or other order has been issued by any court or by any Governmental Authority, body or authority which enjoins, restrains, prohibits or makes illegal pursuant to applicable Law the Transactions on the Closing Date.
7.2    Conditions Precedent to Buyer’s Obligations. Buyer’s obligations to consummate the Transactions shall be subject to the fulfillment of each of the following additional conditions, any one or more of which may be waived, at Buyer’s sole discretion, in writing by Buyer:
(a)    Representations and Warranties. Each of the representations and warranties of Seller contained in ARTICLE IV shall be true and correct in all material respects (except for those representations and warranties which are qualified by materiality which shall be true and correct in all respects, taking into account any materiality qualifier contained therein) as of the Execution Date and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date).
(b)    Performance. Seller shall have performed and complied in all material respects with each of the covenants, agreements and obligations Seller is required to perform under this Agreement, and delivered or caused to be delivered to Buyer each item required under Section 3.2(a) and ARTICLE VI, on or before the Closing.
(c)    Material Adverse Effect. No event shall have occurred that has had, or would reasonably be expected to have a Material Adverse Effect shall have occurred.
7.3    Conditions Precedent to Seller’s Obligations. Seller’s obligation to consummate the Transactions shall be subject to the fulfillment of each of the following additional conditions, any one or more of which may be waived, at Seller’s sole discretion, in writing by Seller:
(a)    Representations and Warranties. Each of the representations and warranties of Buyer contained in ARTICLE V shall be true and correct in all material respects (except for those representations and warranties which are qualified by materiality which shall be true and correct in all respects, taking into account any materiality qualifier contained therein) as of the Execution Date and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date).
(b)    Performance. Buyer shall have performed and complied in all material respects with each of the covenants, agreements and obligations Buyer is required to perform under this Agreement, and delivered or caused to be delivered to Seller each item required under Section 3.2(b), on or before the Closing.
Article VII.
ADDITIONAL COVENANTS

8.1    Confidentiality; Publicity.
(a)    Upon the Closing, all right, title and interest in and to the Confidential Information concerning the Business, the Purchased Assets and the Assumed Liabilities (the “Buyer Confidential Information”) shall be solely owned by the Buyer. From and after the Closing Date, the Buyer Confidential Information shall be kept confidential and not used or disclosed in any way by Seller, provided, Seller may use such Buyer Confidential Information solely as required to perform its obligations, exercise or enforce its rights under this Agreement (or any Other Agreements), or comply with applicable Law (including in relation to obtaining the Shareholder Approval), and for no other purpose. Seller shall not disclose, or permit the disclosure of, any of the Buyer Confidential Information to any Person except those Persons to whom such disclosure is necessary to permit Seller to perform its obligations, exercise or enforce its rights under this Agreement (or any Other Agreements), or comply with applicable Law. Seller shall treat, and will cause its Affiliates and the Representatives of Seller or any of its Affiliates to treat, the Buyer Confidential Information as confidential, using the same degree of care as Seller normally employs to safeguard its own confidential information from unauthorized use or disclosure, but in no event less than a reasonable degree of care.
(b)    From and after the Closing Date, all Confidential Information obtained by Buyer (or its Affiliates or representatives) from Seller (or its Affiliates or representatives) other than the Buyer Confidential Information (the “Seller Confidential Information”) shall be used by Buyer solely as required to perform its obligations, exercise or enforce its rights under this Agreement (or any Other Agreements), or comply with applicable Law, and for no other purpose. Buyer shall not disclose, or permit the disclosure of, any of the Seller Confidential Information to any Person except those Persons to whom such disclosure is necessary to permit Buyer to perform its obligations, exercise or enforce its rights under this Agreement (or any Other Agreements), or comply with applicable Law. Buyer shall treat, and will cause its Affiliates and the Representatives of Buyer or any of their Affiliates to treat, the Seller Confidential Information as confidential, using the same degree of care as Buyer normally employs to safeguard its own confidential information from unauthorized use or disclosure, but in no event less than a reasonable degree of care.
(c)    In the event either Party is requested pursuant to, or required by, applicable Law to disclose any of the other Party’s Confidential Information (including Seller Confidential Information or Buyer Confidential Information, as applicable), it will notify the other Party in a timely manner so that such Party may seek a protective order or other appropriate remedy or, in such Party’s sole discretion, waive compliance with the confidentiality provisions of this Agreement. Each Party will cooperate in all reasonable respects, in connection with any reasonable actions to be taken for the foregoing purpose. In any event, the Party requested or required to disclose such Confidential Information may furnish it as requested or required pursuant to applicable Law (subject to any such protective order or other appropriate remedy) without liability hereunder, provided, that such Party furnishes only that portion of the Confidential Information which such Party is advised by a reasoned opinion of its counsel is legally required, and such Party exercises reasonable efforts to obtain reliable assurances that confidential treatment will be accorded such Confidential Information.
(d)    Neither Party shall make any news release or other public announcement relating to this Agreement or to the performance hereunder unless it is first reviewed and consented to in writing by the other Party; provided, however, (i) any disclosure that is required by applicable Law or U.S. or United Kingdom exchange regulations applicable to a Party or its Affiliates as advised by the disclosing Party’s (or its Affiliate’s) counsel may be made without the prior written consent of the other Party, subject to the other Party’s prior review and opportunity for comment and (ii) any Party may issue a press release or public announcement if the contents of such press release or public announcement have previously been made public other than through a breach of this Agreement by the issuing Party, without the prior written consent of the other Party. Other than the disclosures contemplated in clauses (i) through (ii) of the previous sentence, to the extent practicable, the disclosing Party shall give at least three (3) Business Days advance notice of any such legally required disclosure to the other Party, and such other Party may provide any comments on the proposed disclosure during such period and if not practicable, such lesser practicable period, if any.

8.2    Notification of Third Parties. As soon as practicable following the Closing, Buyer shall notify as necessary, each Third Party under the Assigned Contracts of the assignment of such relevant Assigned Contract to the Buyer, to the extent that such Third Party has not already been notified of the assignment of such Assigned Contract to the Buyer.
8.3    Regulatory Matters.
(a)    From and after the Effective Time, Buyer, at its cost, shall be solely responsible and liable for taking all actions, paying all fees and conducting all communication with the appropriate Governmental Authority required by Law in respect of the Registrations, including preparing and filing all reports (including adverse device experience reports, product deviation reports, annual reports, and price reports, if applicable) with the appropriate Governmental Authority. From and after the Effective Time, Seller promptly (and in any event within three (3) Business Days) shall forward to Buyer any correspondence or notices it receives relating to any of the Registrations.
(b)    Seller and Buyer each agree to promptly prepare and file whatever filings, requests or applications are required or deemed advisable to be filed with any Governmental Authority in connection with the Transactions and transfer and assumption of the Registrations, including the filings contemplated by Sections 3.2(a)(ii) and 3.2(b)(iii), and to cooperate with one another as reasonably necessary to accomplish the foregoing as soon as possible following the Closing Date, it being understood that time is of the essence with respect to such matters.
8.4    Tax Matters.
(a)    All Transfer Taxes shall be paid by Seller. Buyer shall be responsible for the timely filing of any Tax Return relating to Transfer Taxes, except to the extent that Seller is responsible for the filing of any such Tax Return under applicable Law. Neither Buyer nor Seller shall settle any Action, audit, dispute, examination or other proceeding relating to Transfer Taxes without the consent of the other, which consent shall not be unreasonably withheld, delayed, or conditioned.
(b)    Property Taxes in respect of the Purchased Assets shall be deemed attributable to the period during which ownership of the applicable Purchased Assets gives rise to liability for such Property Taxes, and liability therefor allocated to the Seller for all Pre-Closing Tax Periods, and to the Buyer for all Post-Closing Tax Periods. For purposes of determining allocations under this Section 8.4(b), each Property Tax pertaining to a Straddle Period shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period based on the ratio of the number of days of such Straddle Period in the Pre-Closing Tax Period and the number of days of such Straddle Period in the Post-Closing Tax Period; provided that, any interest or penalty with respect to any such Tax shall be allocated to the Pre-Closing Tax Period to the extent attributable to any action or inaction by Seller or its Affiliates not required by Law, and to the Post-Closing Tax Period to the extent attributable to any action or inaction by the Purchaser or its Affiliates not required by Law. Upon receipt or payment of any bill for such Property Taxes, Buyer or Seller, as applicable, shall present a statement to the other applicable party setting forth the amount of reimbursement to which it is entitled under this Section 8.4(b), together with such supporting evidence as is reasonably necessary to calculate the amounts for which each party is liable. The reimbursement amount shall be paid by the party owing it to the other within ten (10) days after delivery of such statement. For the avoidance of doubt, the Buyer shall file any and all Property Tax Returns in respect of the Purchased Assets with respect to any and all applicable Straddle Periods that are required to be filed in a Post-Closing Tax Period and shall control any and all Actions, audits, disputes, examinations or other proceedings relating thereto.
(c)    The Seller shall use commercially reasonable efforts to cooperate with the Buyer to eliminate (or if elimination is not possible, reduce to the greatest extent possible) any Transfer Taxes which may be imposed on the Buyer in connection with the Transactions (including without limitation by providing resale certificates or other exemption certificates, providing assistance to the Buyer in connection with the preparation of any Tax Returns, and providing any form, document, certificate, or other information reasonably requested by the Buyer). Notwithstanding the foregoing, the Parties agree that no bulk sale notification will be made or filed in connection with the Transaction.
(d)    Buyer and Seller each recognize their mutual obligations pursuant to Section 1060 of the Code to timely file initial and appropriate supplemental IRS Forms 8594 with each of their respective federal income Tax Returns (the “Asset Acquisition Statement”). Accordingly, Buyer and Seller agree to cooperate in good faith in the preparation of the Asset Acquisition Statement which shall be prepared in accordance with Section 1060 of the Code and the Treasury Regulations thereunder and in accordance with a written statement (the “Statement of Allocation”), setting forth principles for the allocation of the Purchase Price and any additional items properly taken into account as consideration for U.S. federal income tax purposes between and among the Purchased Assets, covenants and license rights. Within thirty (30) days after the Closing Date, Buyer shall prepare and deliver to Seller a proposed Asset Acquisition Statement. If, within ten (10) days after delivery to the Seller of the proposed Asset Acquisition Statement, the Seller (i) accepts the proposed Asset Acquisition Statement; or (ii) does not reject the proposed Asset Acquisition Statement in writing (in which event the Seller shall be deemed to have accepted the proposed Asset Acquisition Statement), then, unless otherwise prohibited by Law, all federal, state and local income Tax Returns of Buyer and Seller shall be filed consistently with the allocations made pursuant to the Asset Acquisition Statement prepared by Buyer. If, within ten (10) days after delivery to the Seller of the proposed Asset Acquisition Statement, the Seller rejects the proposed Asset Acquisition Statement in writing and delivers a written statement setting forth in reasonable detail its basis for such rejection to the Buyer, then the Buyer and Seller shall make good faith efforts to agree on the allocation of the consideration between and among each item of the Purchased Assets, covenants and other rights. If Buyer and Seller, cannot agree through good faith negotiations, on the allocation of the consideration within fifteen (15) days after the Seller’s rejection of the proposed Asset Acquisition Statement, then the matter, together with (i) a written statement from the Seller setting forth in reasonable detail its basis for the rejection of the proposed Asset Acquisition Statement; and (ii) a written statement from the Buyer in support of the proposed Asset Acquisition Statement shall be submitted to Accountants, for determination within twenty (20) days of such submission. The determination of Accountants with respect to such matter shall, absent manifest error, be binding upon the Buyer and the Seller. The final version of the Asset Acquisition Statement as determined in accordance with the foregoing shall become part of this Agreement for all purposes. The Buyer and the Seller shall file all Tax Returns (including, but not limited to, IRS Form 8594) consistent with the final Asset Acquisition Statement. Neither the Buyer nor the Seller shall take any Tax position inconsistent with such Asset Acquisition Statement and neither the Buyer nor the Seller shall agree to any proposed adjustment to the Asset Acquisition Statement by any Taxing authority without first giving the other party prior written notice of such proposed adjustment; provided, however, that nothing contained herein shall prevent the Buyer or the Seller from settling any proposed deficiency or adjustment by any Taxing authority based upon or arising out of the Asset Acquisition Statement, and neither the Buyer nor the Seller shall be required to litigate before any court any proposed deficiency or adjustment by any Taxing authority challenging the Asset Acquisition Statement. The expenses of the Accountants shall be borne equally by Seller, on the one hand, and Buyer, on the other hand.
(e)    Seller and Buyer shall provide reasonable cooperation and information to each other in connection with (i) the preparation or filing of any Tax Return, amended Tax Return, Tax election, Tax consent or certification, or any claim for a Tax refund, a Tax reduction or a Tax exemption, in each case with respect to the Purchased Assets, (ii) any determination of liability for Taxes related to the Purchased Assets, and (iii) any Action, audit, dispute, examination or other proceeding in respect of Taxes related to the Purchased Assets. Any information obtained under this Section 8.4 shall be kept confidential pursuant to Section 8.1, except as may be otherwise necessary in connection with the filing of Tax Returns, claims for a Tax refund or in conducting any audit, examination or other proceeding in respect of Taxes.
(f)    The Buyer shall be entitled to deduct or withhold from the consideration payable pursuant to this Agreement or any related agreement such amounts as the Buyer is required to deduct and withhold under the Code, or any applicable Tax law; provided, however, Buyer shall use commercially reasonable efforts to notify Seller of the amount of any such required withholding and provide three (3) days for the Seller to review Buyer’s intention to withhold, and Buyer and Seller shall, to the extent reasonably possible, work together to avoid or reduce any such withholding. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. Notwithstanding the foregoing, if Seller provides Buyer with the certification required under Section 3.2(a)(vii), the Parties do not expect that the transaction will result in any material withholding.
(g)    Subject to Section 8.4(d), any dispute, controversy, or claim between Seller, on the one hand, and Buyer, on the other hand, arising out of or relating to the provisions of this Agreement that relates to Taxes that cannot be resolved by negotiations between Seller and Buyer shall be submitted to Accountants for resolution.  Accountants shall control the proceedings related to the dispute resolution and may request such evidence and information as it deems necessary.  The resolution reached by Accountants shall, absent manifest error, be binding on the Seller and Buyer and their respective Affiliates.  The expenses of Accountants shall be borne equally by Seller, on the one hand, and Buyer, on the other hand.
8.5    Consents. To the extent that any Assigned Contract is not capable of being transferred by the Seller to the Buyer pursuant to this Agreement without the consent, approval or waiver of a Third Party, and such consent, approval or waiver is not obtained prior to the Closing, and the Buyer waives the condition to Closing set forth in Section 2.8 or if such transfer or attempted transfer would constitute a breach thereof or a violation of any Law, nothing in this Agreement will constitute a transfer or an attempted transfer thereof. Notwithstanding anything contained in this Agreement to the contrary, the Seller will not be obligated to transfer to the Buyer any of its rights and obligations in and to any such Assigned Contract(s) without first having obtained all consents, approvals and waivers necessary for such transfers; provided that the foregoing shall not restrict the Buyer’s right to require such consent, approval or waiver to be obtained as a condition to Closing set forth in Section 2.8. In order to provide Buyer the full realization and value of every such Assigned Contract: (i) as soon as practicable after the Closing, Seller shall use its commercially reasonable efforts to obtain any remaining necessary consents to the assignment of the Assigned Contracts and Buyer shall cooperate in all reasonable respects; provided, that Buyer shall not be required to make any payments or agree to any material undertakings in connection therewith; and (ii) until the earliest of: (A) the date on which all such consents are obtained, or (B) the date on which all such Assigned Contracts expire pursuant to their terms, Seller shall, after obtaining the consent of Buyer, undertake such legally permissible and commercially reasonable acts as may satisfy Buyer in its reasonable discretion in order to provide to Buyer the benefits under such Assigned Contracts (with Buyer being entitled to all the gains and subject to, and responsible for, all Losses, Taxes and Liabilities thereunder to the extent Buyer is entitled to benefit therefrom), including without limitation, amending the Contracts to include Buyer as Third Party beneficiary of such Contracts, appropriately sublicensing rights under such Contracts to Buyer and/or agreeing to and putting in place such other contractual amendments and other accommodations as may be necessary or useful. In connection with this Section 8.5, if reasonably requested by Buyer, Seller shall use commercially reasonable efforts to seek to enforce for the benefit of Buyer all reasonable claims or rights of Seller arising under the applicable Assigned Contracts.
8.6    No Challenge. From and after the Effective Time, the Seller and its Affiliates shall not directly or indirectly initiate or prosecute any lawsuit or any other civil or administrative Proceeding, or the making of any claim or counterclaim, of any kind in any court, tribunal, agency or Governmental Authority anywhere in the Territory challenging the validity or enforceability of any Acquired Patents. Nothing in this Section 8.6 shall be construed as an admission or concession by the Buyer that the Seller or its Affiliates has, or ever shall have, any standing, right, or basis to challenge the validity or enforceability of any such Acquired Patents.
8.7    Non-Assertion. From and after the Effective Time, none of Seller or any of its Affiliates, or its or their successors and assigns, shall (a) sue Buyer or any of its Affiliates or sublicensees (or any of its or their successors or assigns) under or in connection with or (b) commence, aid, prosecute, or cause to be commenced, aided or prosecuted any Action or other Proceeding against any such Person for, in each case (subsections (a) and (b) of this Section 8.7), any infringement or misappropriation of any materials, information, data, know-how, Patents, Trade Secrets, Copyrights, Trademarks, or other Intellectual Property rights owned or otherwise controlled by the Seller after the Effective Time that would be infringed or misappropriated by the use, manufacture, commercialization, offering for sale, selling or importing any product comprising or containing hypochlorous acid in any dosage form, formulation, presentation, line extension or package configuration. Without limiting any other right or remedy available to Buyer at law or in equity, Buyer agrees and acknowledges that the foregoing covenant of Seller in this Section 8.7 shall not act to limit or otherwise prejudice any suit, Action or other Proceeding by Seller to the extent involving any breach by Buyer or enforcement by Seller of other provisions of this Agreement.
8.8    Performance of Other Agreements; Further Actions. Each of the Parties shall perform their respective obligations under each of the Other Agreements in accordance with their terms. Without limiting the foregoing, each of Buyer and Seller shall, and shall cause its respective Affiliates to, at the request of another Party, execute and deliver to such other Party all such further instruments, assignments, assurances and other documents as such other Party may reasonably request in connection with the carrying out of this Agreement and the Transactions. For the avoidance of doubt, the assumption of the rights to receive royalties under the Assigned Contract identified at Schedule 2.1(e) Item 3 will inure to the benefit of Buyer as of the Execution Date, and any royalties due to Seller under such Assigned Contract in respect of activities prior to the Execution Date will be due and payable to Seller at the Closing. Provided, however, that if this Agreement is executed prior to February 15, 2019 and Closing Date is no later than April 30, 2019 (except if (i) the Parties mutually agree to extend the Closing Date or if (ii) the executed notice by Prof. Vitold Bakhir refered herein in Section 3.2(a)(v)(C) is not delivered to the Buyer no later thant April 30,2019), the assumption of the rights to receive royalties under the Assigned Contract identified at Schedule 2.1(e) Item 3 will inure to the benefit of Buyer as of January 1, 2019, and any royalties due to Seller under such Assigned Contract in respect of activities prior to the January 1, 2019 will be due and payable to Seller at the Closing.
8.9    Guaranty. Parent irrevocably guarantees to the Buyer as its own direct, primary, unconditional and irrevocable obligation, the payment of amounts due to Buyer from Seller under Article X of this Agreement. The Seller Parent's obligations under this Section 8.9:

(a)    constitute its own direct, primary and unconditional obligation to pay directly on first demand by the Buyer any sum which the Seller is liable to pay under Article X of this Agreement and to perform directly on first demand by the Buyer any obligation of the Seller under Article X of this Agreement without requiring the Buyer first to take any steps against the Seller;
(b)    are not affected by any matter or thing which, but for this provision, might operate to affect or prejudice those amount and obligations, including any one or more of the following:
(i)    any time or other indulgence granted to the Seller or any other person;
(ii)    any amendment, variation, waiver or release of any of the guaranteed obligations or of any other provisions of this Agreement;
(iii)    the exercise, variation, renewal or release of, or refusal or neglect to perfect or enforce, any right, remedy or security against the Seller; and
(iv)    any of the guaranteed obligations (or any other security taken in respect of any such obligations) being or becoming invalid or unenforceable in any respect; and
(c)    are continuing obligations and are not satisfied, discharged or affected by a change in the constitution or control of, or merger or consolidation with any other person of, or the insolvency of, or dissolution, bankruptcy, winding up, administration or analogous proceedings in any jurisdiction relating to, the Seller.

Seller Parent hereby waives promptness, diligence, demand, protest and notice as to the obligations and covenants guaranteed hereby and acceptance of this guaranty as set forth in this Section 8.9 (the “Parent Guaranty”), the right to require Buyer to exhaust remedies against any other person and waives any other circumstance which might otherwise constitute a defense available to, or a discharge of, Seller Parent as a guarantor under this Section 8.9. Seller Parent hereby waives all claims of waiver, release, surrender, abstraction or compromise and all set-offs, counterclaims, cross-claims, recoupments or other defenses that it may have against Buyer with respect to this Parent Guaranty, provided that Seller Parent is not hereby waiving any set-offs, counterclaims, cross-claims, recoupments or other defenses that Seller may have against Buyer. Seller Parent agrees to pay the costs and expenses (including reasonable attorneys’ fees) in connection with the successful enforcement of this Parent Guaranty.
Article VIII.
TERMINATION AND SURVIVAL
9.1    Term; Termination. This Agreement shall become effective on the Execution Date.
(a)    This Agreement may be terminated at any time before the Effective Time:
(i)    by mutual written consent of Buyer and Seller; or
(ii)    by either Party, in writing, if the Transactions have not been consummated on or before April 30, 2019 (the “Outside Date”); provided, that such failure is not due to the failure of the Party seeking to terminate this Agreement to comply in all material respects with its obligations under this Agreement.
(b)    This Agreement may be terminated by Seller before the Effective Time, in writing, if:
(i)    (A) any representation or warranty of Buyer set forth in this Agreement is now or shall have become untrue in any material respect (except for those representations and warranties which are qualified by materiality which shall be true and correct in all respects, taking into account any materiality qualifier contained therein), and (B)(I) such breach or misrepresentation is not, in the reasonable determination of Seller, capable of being cured prior to the Outside Date or (II) if such breach or misrepresentation is capable of being cured, such breach or misrepresentation is not cured by Buyer within fifteen (15) days after written notice thereof; or
(ii)    a material breach of any covenant or agreement set forth in this Agreement has been committed by Buyer, such breach has not been waived by Seller and such breach is not cured by Buyer within fifteen (15) days after written notice thereof or, in the reasonable determination of Seller, is incapable of being cured by Buyer.
(c)    This Agreement may be terminated by Buyer before the Effective Time, in writing, if:
(i)    (A) any representation or warranty of Seller set forth in this Agreement shall have become untrue in any material respect (except for those representations and warranties which are qualified by materiality which shall be true and correct in all respects, taking into account any materiality qualifier contained therein), and (B)(I) such breach or misrepresentation is not, in the reasonable determination of Buyer, capable of being cured prior to the Outside Date or (II) if such breach or misrepresentation is capable of being cured, such breach or misrepresentation is not cured by Seller within fifteen (15) days after written notice thereof;
(ii)    a material breach of any covenant or agreement set forth in this Agreement has been committed by Seller, such breach has not been waived by Buyer and such breach is not cured by Seller within fifteen (15) days after written notice thereof or, in the reasonable determination of Buyer, is incapable of being cured by Seller;
(iii)    upon the occurrence of a Material Adverse Effect; or

(iv)    the Parties have not received prior to the Outside Date all required Governmental Approvals necessary for Closing.
9.2    Procedure and Effect of Termination. Upon termination of this Agreement by Seller or Buyer pursuant to Section 9.1, written notice thereof shall forthwith be given to the other Party and this Agreement shall terminate forthwith, shall become void and, except as expressly provided herein, there shall be no liability or obligation on the part of the Parties or their respective Representatives. Upon any such termination: (a) Buyer shall return to Seller at Buyers’ expense any Purchased Assets, including but not limited to the Program Records, then in Buyer’s possession or Control, and (b) each Party shall return to the other Party or certify in writing to the other Party that it has destroyed all documents and other tangible items it or its employees or agents have received or created containing the Confidential Information of the other Party; provided that each Party may retain copies of the Confidential Information to the extent that such retention is required to demonstrate compliance with applicable Law. Termination of this Agreement shall terminate all outstanding obligations and liabilities between the Parties arising from this Agreement; provided, however, that notwithstanding the foregoing, termination of this Agreement shall not terminate those obligations or any liability resulting therefrom described in (i) Section 8.1, 8.6, and 8.7, and this ARTICLE IX, ARTICLE X and ARTICLE XI; and (ii) any other provisions of this Agreement which by their nature are intended to survive any such termination.
Article IX.
INDEMNIFICATION
10.1    Survival of Representations. The representations and warranties of Buyer and Seller contained in this Agreement, in any Other Agreements, and in any certificate or other document furnished by or on behalf of Buyer or Seller pursuant to this Agreement shall survive (the “Survival Period”) the Effective Time solely for purposes of this ARTICLE X and shall terminate on the first anniversary of the Effective Time; provided that the representations and warranties contained in Sections 4.1, 4.2, 4.3, 4.4(a), 4.8, 4.13, 5.1, 5.2, 5.3 and 5.8 (the representations and warranties contained in such Sections, the “Fundamental Representations”) shall remain in effect until the expiration of the applicable statute of limitations with respect to such matters. For the avoidance of doubt, any Losses experienced by Buyer that occur or amounts payable by Seller in respect of Losses that accrue, in each case in connection with this Agreement on or before the expiration of the applicable Survival Period, shall remain payable hereunder until paid, and shall not expire, terminate or be extinguished upon the expiration of the applicable Survival Period. The covenants and agreements contained in this Agreement and in any Other Agreements that require by their terms performance or compliance on and after the Effective Time shall continue in force thereafter in accordance with their terms or if no term is specified, until the applicable statute of limitations applicable to such covenant or agreement.
10.2    Indemnification by Seller. Subject to Section 8.9 and Section 10.8, Seller shall indemnify Buyer and its Affiliates and each of their respective officers, directors, employees, stockholders, agents and Representatives (“Buyer Indemnitees”) against, and hold them harmless from, any Losses incurred, to the extent arising from, in connection with, or otherwise with respect to:
(a)    any breach of any representation or warranty of Seller that is contained in this Agreement or in any Other Agreements or in any certificate or other document furnished by or on behalf of Seller pursuant to this Agreement, as of the Execution Date or as if such representation or warranty had been made as of the Closing;
(b)    any breach of any covenant of Seller contained in this Agreement or in any Other Agreements or in any certificate or other document furnished by or on behalf of Seller pursuant to this Agreement, whether required to be performed on, prior to, or after the Closing;
(c)    any Excluded Asset or Excluded Liability, including any breaches of any of the Assigned Contracts occurring prior to Closing in respect of which Buyer in its sole discretion elects to cure in order to maintain such Assigned Contracts in full force and effect;

(d)    any fees, expenses or other payments incurred or owed to any brokers, financial advisors or comparable other Persons retained or employed by Seller in connection with the Transactions; and
(e)    Taxes relating to, in connection with, or resulting from the Transactions constituting or being treated as a bulk sale within the meaning of 72 P.S. §§ 1403, 7240, and 7321.1, and any other state or local bulk sale notice requirement.
10.3    Indemnification by Buyer. Subject to Section 10.8, Buyer shall indemnify Seller, its Affiliates and each of their respective officers, directors, employees, stockholders, agents and Representatives (“Seller Indemnitees”) against, and agrees to hold them harmless from, any Losses incurred, to the extent arising from, in connection with, or otherwise with respect to:
(a)    any breach of any representation or warranty of Buyer contained in this Agreement or in any Other Agreements or in any certificate or other document furnished by or on behalf of Buyer pursuant to this Agreement, as of the Execution Date or as if such representation or warranty had been made as of the Closing;
(b)    any breach of any covenant of Buyer contained in this Agreement or in any Other Agreements or in any certificate or other document furnished by or on behalf of Buyer pursuant to this Agreement, whether required to be performed on, prior to, or after the Closing;
(c)    any Assumed Liability;
(d)    acts taken or not taken by Buyer pursuant to Registration Power of Attorney; and
(e)    any fees, expenses or other payments incurred or owed to any brokers, financial advisors or other comparable Persons retained or employed by Buyer in connection with the Transactions.
10.4    Calculation of Losses; Treatment of Indemnification Payments.
(a)    Reserved.
(b)    The amount of Losses recoverable by an Indemnified Party under Section 10.2(a) or Section 10.3 shall be reduced by the amount of any payment received from an insurance carrier or other Third Party indemnitor by such Indemnified Party (or an Affiliate thereof) with respect to the Losses to which such claim for indemnification relates (net of any costs incurred in connection with such recovery). If an Indemnified Party (or an Affiliate) receives any insurance payment in connection with any claim for Losses for which it has already received an indemnification or other Third Party indemnity payment from the Indemnifying Party, it shall pay to the Indemnifying Party, within thirty (30) days of receiving such insurance payment, an amount equal to the excess of (i) the amount previously received by the Indemnified Party under Section 10.2 or Section 10.3, as applicable, with respect to such claim plus the amount of the insurance payments received, over (ii) the amount of Losses with respect to such claim which the Indemnified Party has become entitled to receive under Section 10.2 or Section 10.3, as applicable after giving effect to such Third Party payment.
(c)    For U.S. federal income tax purposes, any indemnity payment under Section 10.2 or Section 10.3 shall be treated as an adjustment to the Purchase Price to the maximum extent allowable under applicable Law and the Asset Acquisition Statement shall be adjusted accordingly in a manner consistent with the procedures set forth in Section 8.4(d).
10.5    Termination of Indemnification. The obligations of any Indemnifying Party to indemnify and hold harmless any Indemnified Party pursuant to Sections 10.2(a) or Section 10.3(a) shall terminate upon the expiration of the applicable Survival Period; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any Losses as to which the Indemnified Party shall have, before the expiration of the applicable Survival Period, previously made a good faith indemnification claim by delivering a notice of such claim (stating in reasonable detail the basis of such claim and providing evidence of any indemnifiable Losses incurred in connection with such claim) pursuant to Section 10.6 to the Indemnifying Party. The obligations of any Indemnifying Party to indemnify and hold harmless any Indemnified Party pursuant to Sections 10.2(b), Section 10.2(c), or Section 10.3(b) shall terminate according to their terms, or if no term of performance is specified, thirty (30) days after the expiration of any applicable statute of limitations.
10.6    Procedures.
(a)    In order for any Buyer Indemnitee or Seller Indemnitee (each, an “Indemnified Party”) to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim made by any Third Party against the Indemnified Party (a “Third Party Claim”), such Indemnified Party must notify the Party which may be required to indemnify the Indemnified Party (the “Indemnifying Party”) in writing (and in reasonable detail) of the Third Party Claim within fifteen (15) Business Days after receipt by such Indemnified Party of notice of the Third Party Claim (the “Notice Period”); provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been prejudiced as a result of such failure; and provided, further, that if such notice is not given prior to the expiration of the applicable Survival Period, if applicable, the Indemnified Party shall have no right to indemnification hereunder. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within five (5) Business Days after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim.
(b)    If a Third Party Claim is made against an Indemnified Party, the Indemnifying Party shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the Indemnifying Party; unless: (i) the Indemnifying Party fails to acknowledge fully its obligations to the Indemnified Party(ies) under this Agreement within the Notice Period; (ii) the applicable third party claimant is a Governmental Authority or a then-current customer of Buyer, Seller or any of their respective Affiliates; (iii) the applicable Third Party alleges a fraud claim or a claim that is criminal in nature or seeks injunctive relief or other equitable remedies against the Indemnified Party(ies), including suspension or debarment; (iv) an adverse judgment with respect to the claim will establish a precedent materially adverse to the continuing business interests of Seller, Buyer or their respective Affiliates; and/or (v) there is a material conflict of interest between the Indemnified Party and the Indemnifying Party in the conduct of such defense, in any of which cases the Indemnifying Party shall not be entitled to assume the defense thereof. Should the Indemnifying Party be entitled to and so elect to assume the defense of a Third Party Claim, the Indemnifying Party shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood that the Indemnifying Party shall control such defense. The Indemnifying Party shall be liable for the fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense thereof. If the Indemnifying Party chooses to defend or prosecute a Third Party Claim, all the Indemnified Parties shall reasonably cooperate (at the Indemnifying Party’s expense) in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld). If the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall agree to any settlement, compromise or discharge of a Third Party Claim that the Indemnifying Party may recommend and that: (i) by its terms obligates the Indemnifying Party to pay the full amount of the liability in connection with such Third Party Claim, (ii) by its terms releases the Indemnified Party completely in connection with all liabilities and obligations of such Third Party Claim and (iii) would not otherwise materially and adversely affect the Indemnified Party.
(c)    In the event any Indemnified Party should have a claim against any Indemnifying Party under Section 10.2 or Section 10.3 that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall deliver notice of such claim with reasonable promptness to the Indemnifying Party and in any event prior to the expiration of the applicable Survival Period, if applicable. The failure by any Indemnified Party so to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party under Section 10.2 or Section 10.3, except to the extent that the Indemnifying Party demonstrates that it has been prejudiced by such failure; provided, that if such notice is not given prior to the expiration of the applicable Survival Period, if applicable, the Indemnified Party shall have no right to indemnification hereunder. If the Indemnifying Party disputes its liability with respect to such claim within thirty (30) days of its receipt of such notice, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by litigation in accordance with Section 11.8. Notwithstanding the foregoing, the procedures set forth in this Section 10.6 shall not control for claims related to Taxes, which shall be controlled by Section 8.4(g).
10.7    Sole Remedy; No Additional Representations. Except as otherwise specifically provided herein, in Section 10.6(c), each of Buyer and Seller acknowledges and agrees that its sole and exclusive remedy after the Effective Time with respect to any and all claims and causes of action relating to this Agreement (including the Schedules), the Other Agreements and the Transactions, the Purchased Assets, the Excluded Liabilities and the Assumed Liabilities (other than claims of, or causes of action arising from, fraud) shall be pursuant to the indemnification provisions set forth in this ARTICLE X or as provided in Section 11.9. In furtherance of the foregoing, each of Buyer and Seller hereby waive on their own behalf and on behalf of each other applicable Indemnified Party, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action relating to this Agreement (including the Schedules), the Other Agreements and the Transactions, the Purchased Assets, the Excluded Liabilities and the Assumed Liabilities (other than claims of, or causes of action arising from, fraud, criminal activity or willful misconduct on the part of a Party) it may have against a Party arising under or based upon any applicable Law or arising under or based upon common Law or otherwise (except pursuant to the indemnification provisions set forth in Section 10.2 or Section 10.3, as applicable).
10.8    Limitations on Liability. Notwithstanding anything to the contrary herein:
(a)    An Indemnifying Party shall not be required to indemnify any Indemnified Party, and shall not have any liability under Section 10.2(a) or 10.3(a), as applicable (other than to the extent such claims relate to any Fundamental Representations), until such Losses exceed One Hundred Thousand Dollars ($100,000) in the aggregate (the “Indemnity Threshold”), at which point the Indemnifying Party shall be obligated to indemnify all claims by all Indemnified Parties for all Losses (including those Losses that constitute such Indemnity Threshold), subject to the other limitations established by this Section 10.8;
(b)    the maximum liability of an Indemnifying Party for all claims by an Indemnified Party under Section 10.2(a) or 10.3(a), as applicable (other than to the extent such claims relate to any Fundamental Representations), together shall not in any case exceed One Million Five Hundred Thousand Dollars ($1,500,000); and
(c)    the limitations contained in Sections 10.8(a)-(b) above shall not apply to any Losses incurred by any Buyer Indemnitee with respect to fraud on the part of the Seller, an intentional or knowing misrepresentation or intentional or knowing omission by Seller or any inaccuracy, omission, misrepresentation or breach of any of the Fundamental Representations and the Buyer Indemnitees shall be entitled to indemnification under Section 10.2 hereof for all such Losses, which Losses shall be limited to an amount equal to the Purchase Price.

10.9    Cooperation. Seller and Buyer shall cooperate, reasonably and in good faith, with each other in resolving any claim or liability with respect to which one Party is obligated to indemnify the other under this Agreement, including by making commercially reasonable efforts to mitigate or resolve any such claim or liability; provided, however, that no such cooperation shall be required to the extent a Party reasonably determines that a conflict of interest exists with respect to such cooperation.
10.10    Sources of Payment. Any payment that the Seller is obligated to make to any Buyer Indemnitees pursuant to this ARTICLE X shall be paid by Seller by wire transfer of immediately available funds.
10.11    Double Recovery. Any Loss for which any Indemnified Party is entitled to indemnification under this ARTICLE X shall be determined without duplication of recovery by reason of the state of facts giving rise to such Loss constituting a breach of one or more than one representation, warranty, covenant or agreement.
Article X.
MISCELLANEOUS
11.1    Assignment; Binding Effect. Neither this Agreement or any right hereunder may be assignable or otherwise transferable by any Party hereto without the prior written consent of the other Party hereto, which shall not be unreasonably withheld, provided, that: (a) without obtaining Seller’s prior consent Buyer may assign this Agreement to (i) any Affiliate of Buyer, or (ii) any Third Party to whom Buyer transfers, assigns, sells or exclusively licenses all or substantially all of the rights in and to the Purchased Assets Buyer is acquiring under this Agreement; and (b) without obtaining Buyer’s prior written consent, Seller may assign this Agreement to (i) a liquidating trust to whom Seller transfers, assigns or sells all of its rights under this Agreement; or (ii) any affiliate of Seller; (iii) any Third Party to whom Seller transfers, assigns, sells or exclusively licenses all or substantially all of its assets or share capital (in each case excluding the Purchased Assets); provided, that in each case any such assignee of either party take assignment of this Agreement subject to all of its terms and conditions, including the rights held by Buyer under Section 10.8(a).
11.2    Expenses. Except as otherwise specified herein, each Party shall bear its own expenses with respect to the Transactions.
11.3    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when received if delivered personally, (b) when transmitted by facsimile (with confirmation of successful transmission), and (c) the day after it is sent, if sent for next-day delivery to a domestic address by overnight mail or courier, to the Parties at the following addresses:
If to Seller, to:
Realm Therapeutics, Inc.
267 Great Valley Parkway
Malvern, PA 19355
United States of America
Facsimile:
Attn: Chief Financial Officer

or, if to Seller Parent:
Realm Therapeutics plc
c/o CMS Cameron McKenna LLP
Cannon Place, 78 Cannon Street

London EC4N 6AF
United Kingdom
Attn: Chief Financial Officer
with copies (which shall not constitute notice) in respect of Seller and/or Seller Parent sent concurrently to:
Morgan, Lewis & Bockius LLP
One Federal Street
Boston, MA 02110
Facsimile: (617) 341-7701
Attn: James Carrigan

If to Buyer:

Urgo US, Inc.
c/o Urgo Group SAS
15 Avenue d'lena
75116 Paris FRANCE
Facsimile:
Attn: Valérie Delanoue
Gontran Hielle

with copies (which shall not constitute notice) sent concurrently to:

Kelly Hart & Hallman LLP
201 Main St., Suite 2500
Fort Worth, Texas 76102
Facsimile: (817) 878-9725
Attention: Evan M. Malloy

provided, however, that if any Party shall have designated a different address by notice to the others, then to the last address so designated.
Payments to Seller pursuant to Section 2.4(b) and Section 2.9 shall be made to the following Seller Account:
Wells Fargo Bank
420 Montgomery Street
San Francisco, CA 94104
Telephone Number: 800-869-3557
ABA #: 121000248
Beneficiary: First Clearing, LLC
1 North Jefferson
St. Louis, MO 63103
Account #: 4122023377
Further Credit: Realm Therapeutics, Inc., Account #: 8622-9179

11.4    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy such determination shall not affect the enforceability of any others or of the remainder of this Agreement;

and in connection with such term, provision, covenant or restriction of this Agreement which is held invalid, void, unenforceable or against regulatory policy, the Parties shall negotiate in good faith with a view to the substitution therefor of a suitable and equitable solution in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid term, provision, covenant or restriction and, absent any agreement by the Parties, such court of competent jurisdiction or other authority shall substitute therefore such term, provision, covenant or restriction as is legal, valid and enforceable but otherwise similar to the invalid term, provision, covenant or restriction.
11.5    Entire Agreement. This Agreement may not be amended, supplemented or otherwise modified except by an instrument in writing signed by all of the Parties hereto. This Agreement and the Other Agreements contain the entire agreement of the Parties hereto with respect to the Transactions, superseding all negotiations, prior discussions and preliminary agreements made prior to the date hereof, including that certain Non-Disclosure Agreement, dated as of October 1, 2018, by and between Seller Parent and Urgo Group.
11.6    No Third Party Beneficiaries. This Agreement is solely for the benefit of the Parties hereto and their respective Affiliates and no provision of this Agreement shall be deemed to confer upon any Third Parties any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.
11.7    Waiver. The failure of any Party to enforce any condition or part of this Agreement at any time shall not be construed as a waiver of that condition or part, nor shall it forfeit any rights to future enforcement thereof.
11.8    Governing Law; Dispute Resolution.
(a)    This Agreement (including any claim or controversy arising out of or relating to this Agreement) shall be governed by the law of the State of Delaware without regard to conflict of law principles that would result in the application of any Law other than the Laws of the State of Delaware.
(b)    Subject to Sections 8.4, 11.8(c) and 11.9, in the event of any dispute, claim, or disagreement arising out of, connected with, or relating in any way to this Agreement (including its negotiation, performance, non-performance, interpretation, termination or breach, or the relationship between the Parties established by this Agreement) (a “Dispute”), then either Party, by notice to the other, may submit the Dispute to binding arbitration administered by the International Chamber of Commerce (“ICC”) in accordance with the provisions of its ICC Rules of Arbitration then currently in effect (except as modified herein) before a single arbitrator chosen by agreement of the Parties. Alternatively, at the request of either Party within 15 days of the filing of the demand for arbitration, or in the event that the Parties cannot agree on a single arbitrator, the arbitration shall be conducted by three independent arbitrators. In such case, each Party shall select one arbitrator, and the two arbitrators so selected shall select a third arbitrator; provided, however, that if they do not do so within 30 days, the third arbitrator shall be appointed by the ICC. None of the arbitrators shall have any prior relationship with either Party, and each arbitrator shall be an attorney with at least 10 years of experience in corporate transactions and prior experience as an arbitrator. The arbitration proceedings shall be held in New York, New York, unless the Parties mutually agree to another site. The arbitrator or arbitration panel (as applicable) shall have no power to waive, alter, amend, revoke or suspend any of the provisions of this Agreement; provided, however, that the arbitrator or arbitration panel (as applicable) shall have the power to decide all questions with respect to the interpretation and validity of this Section 11.8(b). If the arbitration is conducted by an arbitration panel rather than a single arbitrator, the decision of a majority of the arbitrators shall constitute the decision of the arbitration panel. The decision of the arbitrator or arbitration panel (as applicable) shall be rendered in a written award, and shall include findings of fact, conclusions of law and a final written arbitration award setting forth the basis and reasons for any decision reached. The award shall be final, binding, and conclusive on the Parties. Judgment on the award may be entered by any court having jurisdiction. The Parties will bear the expense of deposits and advances required by the arbitrator or arbitration panel (as applicable) or the ICC in equal proportions. However, if any Party shall fail to pay its portion of the expenses of the arbitrator or arbitration panel (as applicable) or the ICC, then such Party’s affirmative claims against the other Party shall be dismissed, but such non-paying Party may continue to participate in the arbitration to defend claims against it. All of the fees and expenses of the arbitration, however, shall be apportioned between the Parties by the arbitrator or arbitration panel (as applicable) in its award.
(c)    Notwithstanding Section 11.8(b), a Party may seek specific performance, mandamus, injunction, or emergency or interim relief, either (at its option) in a judicial order from a court, or in an arbitral order in a binding arbitration under Section 11.8(b), in each case in accordance with, and in the circumstances described in, Section 11.9. If a Party seeks any such relief in a judicial order from a court, such judicial proceeding shall be governed by this Section 11.8(c).
(d)    Any judicial proceeding under Section 11.8(c) may only be brought or otherwise commenced in a federal or state court sitting in New York County, New York (each, a “Designated Court”). Each Party: (A) expressly and irrevocably consents and submits to the jurisdiction of the Designated Courts in connection with any such proceeding; (B) agrees that the Designated Courts shall be deemed to be a convenient forum; and (C) agrees not to assert (by way of motion, as a defense or otherwise), in any such proceeding commenced in the Designated Courts, any claim that such Party is not subject personally to the jurisdiction of such Designated Court, that such proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper, or that such Designated Court does not have subject-matter jurisdiction over this Agreement (provided that the relief sought is within the scope of Section 11.8(c).
(e)    EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
11.9    Injunctive Relief. Notwithstanding anything to the contrary in this Agreement, either Party will have the right to obtain injunctive relief in any court of competent jurisdiction as may be available to such Party under the laws and rules applicable in such jurisdiction with respect to any matters arising out of the other Party’s performance of, or failure to perform, its obligations under this Agreement, including to enforce Section 6.1 in the event of a Party’s failure to perform its obligations thereunder. Either Party agrees that in the event the other Party institutes an appropriate Action seeking injunctive/equitable relief for specific performance under this Agreement, the Party seeking such relief shall not be required to provide the other Party with service of process of a complaint and summons under the procedures set forth in any non-United States judicial process or system. Under such circumstances, the Party seeking such relief need only provide the other Party with two copies of a true, correct and lawfully issued summons and complaint, via Federal Express (priority delivery).
11.10    Headings. The headings of the Sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part hereof.
11.11    Counterparts. This Agreement may be executed manually or by facsimile by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to each of the other Parties.
11.12    Construction. The language in all parts of this Agreement shall be construed, in all cases, according to its fair meaning. The Parties acknowledge that each Party and its counsel have reviewed and revised this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party shall not be employed in the interpretation of this Agreement.
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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the Execution Date.
REALM THERAPEUTICS, INC.

By:	/s/ Marella Thorell Name: Marella Thorell Title: Chief Financial Officer and Chief Operating Officer
REALM THERAPEUTICS PLC

By:	/s/ J. Alex Martin Name: J. Alex Martin Title: Chief Executive Officer

URGO US, INC.

By:	/s/ Tristan Le Lous Name: Tristan Le Lous Title: Vice President